Filed Pursuant to Rule 424(b)(3)

Registration Number 333-156520

PROSPECTUS SUPPLEMENT NO. 3

to Prospectus dated

January 22, 2009

(Registration No. 333-156520)

UNIFIED GROCERS, INC.

This Prospectus Supplement No. 3 supplements our Prospectus dated January 22, 2009. The securities that are the subject of the Prospectus have been registered to permit their sale by us.

This Prospectus Supplement includes the attached Quarterly Report on Form 10-Q for the period ended June 27, 2009 of Unified Grocers, Inc., as filed by us with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is August 13, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED JUNE 27, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

Commission file number: 0-10815

UNIFIED GROCERS, INC.

(Exact name of registrant as specified in its charter)

California	95-0615250
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5200 Sheila Street, Commerce, CA 90040

(Address of principal executive offices) (Zip Code)

(323) 264-5200

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  [X]    No  [    ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  [    ]    No  [    ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X]	Smaller reporting company [ ]

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  [    ]    No  [X]

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date. As of July 25, 2009, the number of shares outstanding were:

Class A: 176,750 shares; Class B: 459,650 shares; Class C: 15 shares; Class E: 237,676 shares

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Balance Sheets – Unaudited

(dollars in thousands)

	June 27, 2009	September 27, 2008
Assets

Current assets:
Cash and cash equivalents	$13,743	$15,849
Accounts and current portion of notes receivable, net of allowances of $2,313 and $2,570 at June 27, 2009 and September 27, 2008, respectively	196,111	199,744
Inventories	247,390	267,723
Prepaid expenses	10,563	7,860
Deferred income taxes	10,883	12,258

Total current assets	478,690	503,434
Properties, net	198,603	204,961
Investments	85,922	79,863
Notes receivable, less current portion and net of allowances of $15 and $79 at June 27, 2009 and September 27, 2008, respectively	11,510	13,892
Goodwill	38,997	38,997
Other assets, net	56,707	62,135

Total Assets	$870,429	$903,282

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$203,660	$211,483
Accrued liabilities	68,030	73,834
Current portion of notes payable	5,609	1,347
Members’ deposits and estimated patronage dividends	15,460	16,053

Total current liabilities	292,759	302,717
Notes payable, less current portion	225,559	254,089
Long-term liabilities, other	137,896	130,684
Member and Non-Members’ deposits	9,335	12,207
Commitments and contingencies

Shareholders’ equity:
Class A Shares: 500,000 shares authorized, 176,400 and 185,500 shares outstanding at June 27, 2009 and September 27, 2008, respectively	32,444	34,011
Class B Shares: 2,000,000 shares authorized, 459,650 and 482,616 shares outstanding at June 27, 2009 and September 27, 2008, respectively	79,017	82,759
Class E Shares: 2,000,000 shares authorized, 237,676 and 238,617 shares outstanding at June 27, 2009 and September 27, 2008, respectively	23,768	23,862
Retained earnings after elimination of accumulated deficit of $26,976 effective September 28, 2002	70,225	66,275
Receivable from sale of Class A Shares to Members	(2,958)	(3,778)
Accumulated other comprehensive earnings	2,384	456

Total shareholders’ equity	204,880	203,585

Total Liabilities and Shareholders’ Equity	$870,429	$903,282

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Earnings

and Comprehensive Earnings – Unaudited

(dollars in thousands)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	June 27, 2009	June 28, 2008	June 27, 2009	June 28, 2008

Net sales	$992,491	$1,017,055	$2,989,405	$3,061,507
Cost of sales	906,561	914,870	2,717,633	2,765,579
Distribution, selling and administrative expenses	74,884	83,026	234,106	245,373

Operating income	11,046	19,159	37,666	50,555
Interest expense	(2,642)	(3,696)	(8,994)	(12,132)

Earnings before estimated patronage dividends and income taxes	8,404	15,463	28,672	38,423
Estimated patronage dividends	(2,369)	(6,976)	(11,633)	(17,135)

Earnings before income taxes	6,035	8,487	17,039	21,288
Income taxes	(2,147)	(3,697)	(6,838)	(9,069)

Net earnings	3,888	4,790	10,201	12,219
Other comprehensive earnings, net of income taxes:
Unrealized holding gain (loss) on investments	1,153	(1,214)	1,928	(60)

Comprehensive earnings	$5,041	$3,576	$12,129	$12,159

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Cash Flows – Unaudited

(dollars in thousands)

	Thirty-Nine Weeks Ended
	June 27, 2009	June 28, 2008
Cash flows from operating activities:
Net earnings	$10,201	$12,219
Adjustments to reconcile net earnings to net cash provided (utilized) by operating activities:
Depreciation and amortization	18,122	16,801
Provision for doubtful accounts	340	189
Loss (gain) on sale of properties	11	(10)
Deferred income taxes	1,420	—
(Increase) decrease in assets:
Accounts receivable	3,020	(49,404)
Inventories	20,333	(1,981)
Prepaid expenses	(2,703)	570
Pension plan assets	(2,655)	(5,033)
Increase (decrease) in liabilities:
Accounts payable	(7,927)	(3,169)
Accrued liabilities	(5,201)	2,928
Long-term liabilities, other	8,775	3,309

Net cash provided (utilized) by operating activities	43,736	(23,581)

Cash flows from investing activities:
Purchases of properties	(7,765)	(19,192)
Purchases of securities and other investments	(10,241)	(19,759)
Proceeds from maturities or sales of securities and other investments	7,612	22,121
Origination of notes receivable	(1,027)	(3,335)
Collection of notes receivable	3,682	3,040
Proceeds from sales of properties	137	19
(Increase) decrease in other assets	(2,361)	2,198
Acquisition of net assets from Associated Grocers, Incorporated	—	(39,973)

Net cash utilized by investing activities	(9,963)	(54,881)

Cash flows from financing activities:
Additions to long-term notes payable	—	79,718
Reduction of short-term notes payable	(1,346)	(5,843)
Reduction of long-term notes payable	(23,220)	—
Payment of deferred financing fees	(283)	—
(Decrease) increase in Members’ deposits and estimated patronage dividends	(593)	5,251
Redemption of patronage dividend certificates	—	(3,141)
Class E Share cash dividend	(821)	—
(Decrease) increase in Member and Non-Members’ deposits	(2,872)	2,317
Decrease in receivable from sale of Class A Shares to Members	820	143
Repurchase of shares from Members	(8,187)	(7,082)
Issuance of shares to Members	623	688

Net cash (utilized) provided by financing activities	(35,879)	72,051

Net decrease in cash and cash equivalents	(2,106)	(6,411)
Cash and cash equivalents at beginning of period	15,849	19,719

Cash and cash equivalents at end of period	$13,743	$13,308

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

Consolidated Condensed Statements of Cash Flows – Unaudited – Continued

(dollars in thousands)

	Thirty-Nine Weeks Ended
	June 27, 2009	June 28, 2008
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$9,105	$12,212
Income taxes	$9,343	$5,644

Supplemental disclosure of non-cash operating, investing and financing items:
Accrued split-dollar life insurance liability – EITF 06-4 adoption	$3,269	$—
Capital leases	$445	$517
Conversion of Class B Shares to Class A Shares	$—	$55

Acquisition in 2008 of net assets from Associated Grocers, Incorporated:
Working capital	$—	$11,929
Properties	—	5,024
Goodwill	—	9,123
Other assets	—	17,265
Long-term liabilities, other	—	(3,368)

Acquisition of net assets from Associated Grocers, Incorporated	$—	$39,973

The accompanying notes are an integral part of these statements.

Unified Grocers, Inc. and Subsidiaries

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1.    BASIS OF PRESENTATION

The consolidated condensed financial statements include the accounts of Unified Grocers, Inc. and all its subsidiaries (the “Company” or “Unified”). Inter-company transactions and accounts with subsidiaries have been eliminated. The interim financial statements included herein have been prepared by the Company without audit, pursuant to the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to SEC rules and regulations; nevertheless, management believes that the disclosures are adequate to make the information presented not misleading. These consolidated condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s latest Annual Report on Form 10-K for the year ended September 27, 2008 filed with the SEC. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

The accompanying consolidated condensed financial statements reflect all adjustments that, in the opinion of management, are both of a normal and recurring nature and necessary for the fair presentation of the results for the interim periods presented. The preparation of the consolidated condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated condensed financial statements and accompanying notes. As a result, actual results could differ from those estimates.

The Company’s banking arrangements allow the Company to fund outstanding checks when presented for payment to the financial institutions utilized by the Company for disbursements. This cash management practice frequently results in total issued checks exceeding the available cash balance at a single financial institution. The Company’s policy is to record its cash disbursement accounts with a cash book overdraft in accounts payable. At June 27, 2009 and September 27, 2008, the Company had book overdrafts of $54.1 million and $51.3 million, respectively, classified in accounts payable.

Reclassifications – In accordance with Financial Accounting Standards Board (“FASB”) Statement No. 95, “Statement of Cash Flows,” the Company has modified its cash flow presentation to disclose the gross cash outflows for loans originated and gross cash inflows for payments on loans. The Company reclassified $(3.3) million to origination of notes and $3.0 million to collection of notes receivable for the thirty-nine weeks ended June 28, 2008.

Supplemental Disclosure of Cash Flow Information – The Company’s supplemental disclosure as of June 28, 2008 of the amounts comprising the “Acquisition of net assets from Associated Grocers, Incorporated” included in the accompanying consolidated condensed statements of cash flows for the thirty-nine weeks ended June 28, 2008 reflects preliminary information that was available to the Company as presented in the Company’s Quarterly Report on Form 10-Q for the thirty-nine weeks ended June 28, 2008. This information was subsequently finalized as presented in supplemental disclosures to the consolidated statements of cash flows included in the Company’s Annual Report on Form 10-K for the year ended September 27, 2008.

Fair Value Measurements – The Company adopted in its first fiscal quarter of fiscal year-end 2009 Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”) and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”), issued by the FASB. These two statements define and establish a framework for measuring and disclosing fair value of assets and liabilities.

In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of Statement 157,” which deferred for a one-year period (originally effective for fiscal years beginning after November 15, 2007 and presently effective for fiscal years beginning after November 15, 2008) the application of SFAS No. 157 to non-financial assets and liabilities. Therefore, the Company will be required to adopt SFAS No. 157 for its non-financial assets and liabilities effective with its first fiscal quarter of fiscal year-end 2010.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

Additionally, the FASB issued FASB Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP No. 157-3”), in October 2008 to provide guidance in determining fair value for assets that are in illiquid markets. The Company adopted FSP No. 157-3 in its first fiscal quarter of fiscal year-end 2009 in conjunction with the adoption of SFAS No. 157.

In April 2009, the FASB issued FASB Staff Position No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions That Are Not Orderly,” to provide guidance on how to determine the fair value of assets and liabilities under SFAS No. 157 in the current economic environment and re-emphasize that the objective of a fair-value measurement remains an exit price. See Note 8, “New Accounting Pronouncements,” for additional discussion.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company made no election to measure at fair value any financial instruments not currently required to be so measured; therefore, adoption of SFAS No. 159 in the first fiscal quarter of fiscal year-end 2009 had no impact on the Company’s financial statements.

SFAS No. 157 establishes a hierarchy for evaluating assets and liabilities valued at fair value as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable. These inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities;

•

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The Company records marketable securities at fair value in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). These assets are held by the Company’s Insurance segment (see Note 3 for discussion). The Company’s Wholesale Distribution segment (see Note 3 for discussion) holds insurance contracts and mutual funds valued at fair value in support of certain employee benefits.

2.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents.    The carrying amount approximates fair value due to the short maturity of these instruments.

Accounts receivable and current portion of notes receivable.    The carrying amount of accounts receivable and the current portion of notes receivable approximates the fair value of net accounts and notes receivable due to their short-term maturity.

Concentration of credit risk.    The Company’s largest customer, Smart & Final, Inc., a Non-Member customer, and the ten largest Member and Non-Member customers constituted approximately 11% and 43%, respectively, of total sales for the thirty-nine week period ended June 27, 2009. Management believes that receivables are well diversified, and the allowances for doubtful accounts are sufficient to absorb estimated losses.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

Investments.    The fair values for investments are generally readily determinable based on actively traded securities in the marketplace. Investments that are not actively traded are valued based upon inputs including quoted prices for identical or similar assets. Equity securities that do not have readily determinable fair values are accounted for using the cost or equity methods of accounting. The Company regularly evaluates securities carried at cost to determine whether there has been any diminution in value that is deemed to be other than temporary and adjusts the value accordingly.

In accordance with SFAS No. 157, the following table represents the Company’s financial instruments recorded at fair value and the hierarchy of those assets as of June 27, 2009:

(dollars in thousands)
	Level 1	Level 2	Level 3	Total
Money Market	$1,280	$—	$—	$1,280
Corporate Securities	—	37,822	—	37,822
Government Securities	6,373	27,316	—	33,689
Municipal Securities	—	874	—	874

Total	$7,653	$66,012	$—	$73,665

Corporate securities, consisting of high quality investment grade corporate bonds, and government and municipal securities, consisting of U.S. government agency mortgage-backed securities, U.S. government treasury securities and U.S. state municipal bonds, are held by two of our insurance subsidiaries to fund loss reserves. These assets are valued based on information received from a third party pricing service. For assets traded in inactive markets, the service’s pricing methodology uses observable inputs (such as bid/ask quotes) for identical or similar assets. Assets considered to be similar will have similar characteristics, such as: duration, volatility, prepayment speed, interest rates, yield curves, and/or risk profile and other market corroborated inputs (level 2 inputs). For assets traded in active markets, the assets are valued at quoted bond market prices (level 1 inputs). The Company determines the classification of financial asset groups within the fair value hierarchy based on the lowest level of input into each group’s asset valuation. The financial instruments included in the preceding table are included in investments in the Company’s consolidated condensed balance sheets at June 27, 2009.

Notes payable.    The fair values of borrowings under the Company’s revolving credit facility are estimated to approximate their carrying amounts due to the short maturities of those obligations. The fair values for other notes payable are based primarily on rates currently available to the Company for debt with similar terms and remaining maturities.

The fair value of notes payable was $238.6 million and $259.7 million compared to their carrying value of $229.6 million and $253.1 million at June 27, 2009 and September 27, 2008, respectively.

The methods and assumptions used to estimate the fair values of the Company’s financial instruments at June 27, 2009 and September 27, 2008 were based on estimates of market conditions, estimates using present value and risks existing at that time. These values represent an approximation of possible value and may never actually be realized.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

3.    INVESTMENTS

The amortized cost and fair value of investments are as follows:

(dollars in thousands)

June 27, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$31,965	$1,731	$(6)	$33,690
Municipal securities	901	28	(55)	874
Corporate securities	37,462	1,054	(695)	37,821

Total fixed maturity securities	70,328	2,813	(756)	72,385

Total available for sale securities	$70,328	$2,813	$(756)	72,385

Common stock, at cost				13,537

Total Investments				$85,922

(dollars in thousands)

September 27, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$35,442	$644	$(147)	$35,939
Corporate securities	32,256	22	(1,891)	30,387

Total fixed maturity securities	67,698	666	(2,038)	66,326

Total available for sale securities	$67,698	$666	$(2,038)	66,326

Common stock, at cost				13,537

Total Investments				$79,863

During the fiscal period ended June 27, 2009 and the fiscal year ended September 27, 2008, the Company did not hold any trading securities.

The Company’s insurance subsidiaries invest a significant portion of premiums received in fixed income securities to fund loss reserves. As a result, the Company’s insurance subsidiaries are subject to both credit and interest rate risk. Management has established guidelines and practices to limit the amount of credit risk through limitation of non-investment grade securities. The Company assesses whether unrealized losses are other-than-temporary. The discussion and table that follow describe the Company’s securities that have unrealized losses.

Unrealized losses on the Company’s investments in fixed income securities were caused by interest rate increases rather than credit quality. Because the Company’s insurance subsidiaries do not intend to sell, nor do they have or anticipate having a regulatory requirement to sell these investments until recovery of fair value, which may be upon maturity, the Company does not consider these investments to be other-than-temporarily impaired at June 27, 2009.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

The table below illustrates the length of time securities, not deemed to be other-than-temporarily impaired, have been in a continuous unrealized loss position at June 27, 2009:

(dollars in thousands)

	Less than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and U.S. Government obligations	$541	$6	$—	$—	$541	$6
Municipal securities	373	55	—	—	373	55
Corporate mortgage-backed bonds	2,438	126	4,113	75	6,551	201
Corporate debt securities	170	1	4,866	493	5,036	494

Total Investments	$3,522	$188	$8,979	$568	$12,501	$756

Held to maturity and available for sale fixed maturity securities are due as follows:

(dollars in thousands)

June 27, 2009	Amortized Cost	Fair Value
Due in one year or less	$958	$977
Due after one year through five years	16,631	17,250
Due after five years through ten years	15,507	15,963
Due after ten years	37,232	38,195

	$70,328	$72,385

September 27, 2008	Amortized Cost	Fair Value
Due in one year or less	$479	$468
Due after one year through five years	14,787	14,669
Due after five years through ten years	16,340	15,621
Due after ten years	36,092	35,568

	$67,698	$66,326

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are shown as being due at their average expected maturity dates.

Amounts reported as “due in one year or less” are included in long-term investments, as a wholly-owned subsidiary of the Company is required to maintain investments in support of a standby letter of credit issued on behalf of a regulatory authority in compliance with statutory regulations to secure workers’ compensation claims in the event it is unable to meet its obligations under these claims. Such investments have concurrently been released from their deposit restriction by virtue of implementing and maintaining the standby letter of credit. The standby letter of credit agreement includes provisions for automatic extensions without amendment (unless advance notification to terminate is given by the Company) and is therefore considered to be a long-term commitment. Hence, investments with maturities less than one year maintained in support of this long-term commitment are generally sold to repurchase investments with longer maturities. As these investments continue to support a long-term commitment obligation, the Company classifies such amounts as long-term.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

Net investment income is summarized as follows:

(dollars in thousands)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	June 27, 2009	June 28, 2008	June 27, 2009	June 28, 2008
Fixed maturity securities	$1,008	$934	$2,768	$2,943
Preferred stock	—	—	—	—
Equity securities	—	—	—	—
Cash and cash equivalents	—	(46)	(10)	(54)

	1,008	888	2,758	2,889
Less: investment expenses	(101)	(107)	(301)	(324)

	$907	$781	$2,457	$2,565

Investments carried at fair values of $61.7 million and $58.2 million at June 27, 2009 and September 27, 2008 (which include $0.3 million and $1.1 million recorded in cash and cash equivalents), respectively, are maintained in support of a letter of credit issued on behalf of a regulatory authority ($37.8 million at June 27, 2009 and September 27, 2008) in compliance with statutory regulations. Investments with fair values of $6.5 million and $5.1 million at June 27, 2009 and September 27, 2008 (which include $0.5 million and $0.5 million recorded in cash and cash equivalents), respectively, are on deposit with regulatory authorities in compliance with statutory regulations. Investments with fair values of $5.4 million and $4.6 million at June 27, 2009 and September 27, 2008 (which include $0.6 million and $0.1 million recorded in cash and cash equivalents), respectively, are on deposit in compliance with collateral requirements on reinsurance arrangements.

Equity securities that do not have readily determinable fair values are accounted for using the cost or equity methods of accounting. The Company evaluated its investments in equity securities for impairment as of June 27, 2009 and June 28, 2008, and the Company did not consider any of these equity securities to be impaired.

The Company held investments in Western Family Holding Company (“Western Family”) common stock of $9.5 million at June 28, 2009 and September 27, 2008. Western Family is a private cooperative located in Oregon from which the Company purchases food and related general merchandise products. The investment represents approximately a 22% ownership interest at June 27, 2009 and September 27, 2008. The Company’s ownership percentage in Western Family is based, in part, on the volume of purchases transacted with Western Family. During fiscal 2008, the Company received a return of invested capital in the amount of $0.8 million resulting from Western Family’s recalculation of its members’ ownership percentage in the cooperative based on purchase volume. The investment is accounted for using the equity method of accounting.

The Company’s finance subsidiary, Grocers Capital Company, has an investment in a third party bank, which operates as a cooperative and therefore its borrowers are required to own its Class B stock. The investment in the Class B common stock of this third party bank aggregated $4.1 million at June 27, 2009 and September 27, 2008. For the fiscal period ended June 27, 2009 and the fiscal year ended September 27, 2008, no dividend income was recorded.

4.    SEGMENT INFORMATION

Unified is a retailer-owned, grocery wholesale cooperative serving supermarket, specialty and convenience store operators located primarily in the western United States and in the South Pacific. The Company’s customers range in size from single store operators to multiple store chains. The Company sells a wide variety of products typically found in supermarkets. The Company’s customers include its owners (“Members”) and non-owners (“Non-Members”). The Company sells products through Unified or through its specialty food subsidiary (Market Centre) and international sales subsidiary (Unified International, Inc.). The Company reports all product sales in its Wholesale Distribution segment. The Company also provides support services to its customers through the

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

Wholesale Distribution segment, including retail technology, and through separate subsidiaries, including financing and insurance. Insurance activities are reported in Unified’s Insurance segment while finance activities are grouped within Unified’s All Other business activities. The availability of specific products and services may vary by geographic region.

Management identifies segments based on the information monitored by the Company’s chief operating decision-makers to manage the business and, accordingly, has identified the following two reportable segments:

•

The Wholesale Distribution segment includes the results of operations from the sale of groceries and general merchandise products to both Members and Non-Members, including a broad range of branded and corporate brand products in nearly all the categories found in a typical supermarket, including dry grocery, frozen food, deli, meat, dairy, eggs, produce, bakery, ethnic, gourmet, specialty foods and general merchandise products. As of, and for the thirty-nine weeks ended, June 27, 2009, the Wholesale Distribution segment collectively represents approximately 99% of the Company’s total sales and 88% of total assets.

•

The Insurance segment includes the results of operations for the Company’s three insurance subsidiaries (Unified Grocers Insurance Services, Springfield Insurance Company and Springfield Insurance Company, Ltd.). These subsidiaries provide insurance and insurance-related products, including workers’ compensation and liability insurance policies, to Unified, Unified’s Members and other unaffiliated companies. As of, and for the thirty-nine weeks ended, June 27, 2009, the Company’s Insurance segment collectively accounts for approximately 1% of the Company’s total sales and 10% of total assets.

The “All Other” category includes the results of operations for the Company’s other support businesses, including its finance subsidiary, whose services are provided to a common customer base, none of which individually meets the quantitative thresholds of a reportable segment. Beginning in fiscal 2004, and continuing through the third fiscal quarter of fiscal 2008, the Company’s “All Other” category also included the consolidation of a variable interest entity with an unrelated third party business property developer that assumed leasehold and sub-leasehold interests and certain assets relating to closed store locations for which the Company is contingently liable for the lease payments until such time as the leases expire or the Company is released from all liabilities and obligations under the leases. No future losses or returns related to this variable interest entity are expected, and as such, consolidation was no longer required as of September 27, 2008. Deconsolidating the variable interest entity had no material impact on the Company’s financial statements. As of, and for the thirty-nine weeks ended, June 27, 2009, the “All Other” category collectively accounts for less than 1% of the Company’s total sales and 2% of total assets.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

Information about the Company’s operating segments is summarized below.

(dollars in thousands)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	June 27, 2009	June 28, 2008	June 27, 2009	June 28, 2008
Net sales
Wholesale distribution	$988,665	$1,013,515	$2,979,234	$3,051,036
Insurance	6,935	7,758	19,414	21,795
All other	221	355	730	1,288
Inter-segment eliminations	(3,330)	(4,573)	(9,973)	(12,612)

Total net sales	$992,491	$1,017,055	$2,989,405	$3,061,507

Operating income
Wholesale distribution	$9,974	$17,317	$34,092	$47,550
Insurance	1,104	1,744	3,574	2,951
All other	(32)	98	—	54

Total operating income	11,046	19,159	37,666	50,555

Interest expense	(2,642)	(3,696)	(8,994)	(12,132)
Estimated patronage dividends	(2,369)	(6,976)	(11,633)	(17,135)
Income taxes	(2,147)	(3,697)	(6,838)	(9,069)

Net earnings	$3,888	$4,790	$10,201	$12,219

Depreciation and amortization
Wholesale distribution	$6,273	$5,674	$17,999	$16,657
Insurance	36	44	118	139
All other	2	2	5	5

Total depreciation and amortization	$6,311	$5,720	$18,122	$16,801

Capital expenditures
Wholesale distribution	$2,598	$7,005	$7,757	$19,192
Insurance	8	—	8	—
All other	—	—	—	—

Total capital expenditures	$2,606	$7,005	$7,765	$19,192

Identifiable assets
Wholesale distribution	$762,969	$776,954	$762,969	$776,954
Insurance	89,350	86,012	89,350	86,012
All other	18,110	18,039	18,110	18,039

Total identifiable assets	$870,429	$881,005	$870,429	$881,005

5.    SHAREHOLDERS’ EQUITY

During the thirty-nine week period ended June 27, 2009, the Company issued 2,100 Class A Shares with an issue value of $0.6 million and redeemed 11,200 Class A Shares with a redemption value of $3.0 million. The Company issued 138 Class B Shares with an issue value of $38 thousand and redeemed 23,104 Class B Shares with a redemption value of $5.2 million. The Company issued 204 Class E Shares with an issue value of $20 thousand and redeemed 1,145 Class E Shares with a redemption value of $0.1 million.

On October 2, 2008, the Company’s Board of Directors declared a 4% cash dividend (approximately $0.8 million) on the outstanding Class E Shares of the Company as of September 27, 2008. The dividend was subsequently paid on January 5, 2009.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

6.    CONTINGENCIES

The Company is a party to various litigation, claims and disputes, some of which are for substantial amounts, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company believes the outcome of these matters will not result in a material adverse effect on its financial condition or results of operations.

7.    PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company sponsors a cash balance plan (“Unified Cash Balance Plan”). The Unified Cash Balance Plan is a noncontributory defined benefit pension plan covering substantially all employees of the Company who are not subject to a collective bargaining agreement. Benefits under the Unified Cash Balance Plan are provided through a trust and also through annuity contracts.

In association with the acquisition of the operation of Associated Grocers, Incorporated and its subsidiaries of Seattle, Washington (the “Acquisition”) at the beginning of fiscal year 2008, the Company assumed the Cash Balance Retirement Plan for Employees of Associated Grocers, Incorporated (“AG Cash Balance Plan”), which was a noncontributory defined benefit pension plan covering eligible employees of Associated Grocers, Incorporated who were not subject to a collective bargaining agreement. Prior to December 31, 2008, benefits under the AG Cash Balance Plan were provided through a trust and also through annuity contracts. Effective as of December 31, 2008 (the “Plan Merger Date”), the AG Cash Balance Plan was merged with and into the Unified Cash Balance Plan. Accordingly, subsequent to the Plan Merger Date, the terms and conditions governing the participants in the AG Cash Balance Plan (“AG Participants”) are set forth as described in the Company’s Amended and Restated Unified Grocers, Inc. Cash Balance Plan, effective January 1, 2009 (see Exhibit 10.38.6 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2008, filed on February 10, 2009 for additional information). As to the AG Participants, the terms of the AG Cash Balance Plan that existed prior to the Plan Merger Date were effective through the Plan Merger Date. AG Participants’ periods of service (as defined in the AG Cash Balance Plan) were determined and frozen as of the Plan Merger Date, such that no AG Participant accrued any additional service after such date. Additionally, AG Participants’ accrued benefits under the AG Cash Balance Plan were frozen as of the Plan Merger Date, and no AG Participant accrued additional pay credits or interest (as defined by the AG Cash Balance Plan) after the Plan Merger Date. Effective January 1, 2009, all qualifying employees of the Company not subject to a collective bargaining agreement (including AG Participants) will accrue benefits pursuant to the Unified Cash Balance Plan.

The Company also sponsors an Executive Salary Protection Plan (“ESPP”) that provides supplemental post-termination retirement income based on each participant’s final salary and years of service as an officer of the Company. Funds are held in a rabbi trust for the ESPP consisting primarily of life insurance policies reported at cash surrender value and mutual fund investments consisting of various publicly-traded mutual funds reported at estimated fair value based on quoted market prices. The cash surrender value of such life insurance policies aggregated $13.3 million and $15.0 million at June 27, 2009 and September 27, 2008, respectively, and are included in other assets in the Company’s consolidated condensed balance sheets. The mutual funds are reported at their estimated fair value of $2.0 million and $2.5 million at June 27, 2009 and September 27, 2008, respectively, and are included in other assets in the Company’s consolidated condensed balance sheets. The related accrued benefit cost (representing the Company’s benefit obligation to participants) of $24.3 million and $21.9 million at June 27, 2009 and September 27, 2008, respectively, is recorded in long-term liabilities, other in the Company’s consolidated condensed balance sheets. Assets held in the rabbi trust are excluded from ESPP plan assets as they do not qualify as plan assets under Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”). The assets held in the rabbi trust are not available for general corporate purposes. The rabbi trust is subject to creditor claims in the event of insolvency.

The Company sponsors other postretirement benefit plans that cover non-union employees and provide unused sick leave benefits for certain eligible non-union and union employees. Those plans are not funded.

The Company’s funding policy is to make contributions to the Unified Cash Balance Plan (and previously to the AG Cash Balance Plan prior to December 31, 2008) in amounts that are at least sufficient to meet the minimum funding requirements of applicable laws and regulations, but no more than amounts deductible for federal income tax purposes. The Company expects to make estimated contributions to the now-combined Unified and AG Cash

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

Balance Plans totaling $7.8 million during fiscal 2009, which is comprised of $3.8 million for the 2009 plan year and $4.0 million for the 2008 plan year. Of this amount, estimated contributions totaling $4.6 million are attributed to the Unified Cash Balance Plan (comprised of $3.1 million for the 2009 plan year and $1.5 million for the 2008 plan year), and $3.2 million are attributed to the former AG Cash Balance Plan (comprised of $0.7 million for the 2009 plan year and $2.5 million for the 2008 plan year). At its discretion, the Company may contribute in excess of these amounts. The Company contributed $1.9 million and $0.8 million to the combined cash balance plans ($1.5 million and $0.7 million to the Unified Cash Balance Plan and $0.4 million and $0.1 million to the AG Cash Balance Plan) during the thirty-nine weeks ended June 27, 2009 for the 2009 and 2008 plan years, respectively.

Additionally, at the beginning of fiscal 2009, the Company expected to contribute $0.7 million to the ESPP to fund projected benefit payments to participants for the 2009 plan year. The Company contributed $0.5 million to the ESPP during the thirty-nine weeks ended June 27, 2009 to fund benefit payments to participants for the 2009 plan year.

In September 2006, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefits Associated with Endorsement Split-Dollar Life Insurance Arrangements” (“EITF No. 06-4”). EITF No. 06-4 requires deferred compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement to be recognized as a liability by the employer and states the obligation is not effectively settled by the purchase of a life insurance policy. The liability for future benefits should be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of life insurance. The Company adopted EITF No. 06-4 in its first fiscal quarter of fiscal year-end 2009. Pursuant to the adoption guidance of EITF No. 06-4, the Company recorded a liability for the future cost of life insurance provided on behalf of current and qualifying former officers of the Company and recognized, as a change in accounting principle, a cumulative effect adjustment charge of $3.3 million to beginning retained earnings in its consolidated condensed statement of financial position as of the beginning of the current fiscal year. As a result of changes to the initial actuarial estimates, during the second quarter of fiscal 2009, the Company reduced the initial liability $0.8 million and recognized a corresponding credit in its consolidated statement of earnings. Additionally, the Company recorded service and interest cost accretion to the liability of $0.3 million for the thirty-nine weeks ended June 27, 2009.

8.    RELATED PARTY TRANSACTIONS

Members affiliated with directors of the Company make purchases of merchandise from the Company and also may receive benefits and services that are of the type generally offered by the Company to its similarly situated eligible Members. Management believes such transactions are on terms that are generally consistent with terms available to other Members similarly situated.

During the course of its business, the Company enters into individually negotiated supply agreements with Member customers of the Company. These agreements require the Member to purchase certain agreed amounts of its merchandise requirements from the Company and obligate the Company to supply such merchandise under agreed terms and conditions relating to such matters as pricing and delivery.

As of the date of this report, there have been no material changes to the related party transactions disclosed in Note 18 to “Notes to Consolidated Financial Statements” in Part II, Item 8 “Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the year ended September 27, 2008.

9.    NEW ACCOUNTING PRONOUNCEMENTS

In July 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (“SFAS No. 168” or the “Codification”). The Codification will become the source of authoritative U.S. generally accepted accounting principles (“U.S. GAAP”) recognized by the FASB to be applied by nongovernmental entities. On the effective date of SFAS No. 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Accordingly, the Codification will be adopted for the Company’s fiscal year-end 2009. Other than updating accounting reference disclosures, the adoption of the Codification is not expected to have a significant impact on the Company’s consolidated financial statements.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No 165”). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. SFAS No. 165 is effective for interim and annual periods ending after June 15, 2009. Accordingly, the Company adopted SFAS No. 165 effective with its third quarter of fiscal year-end 2009. The adoption of SFAS No. 165 did not have an impact on the Company’s consolidated condensed financial statements.

In April 2009, the FASB issued three related FASB Staff Positions (“FSPs”) to clarify the application of SFAS No. 157, “Fair Value Measurements,” in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair values of financial instruments in interim periods. These are FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”), FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and 124-2”), and FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”).

FSP FAS 157-4 provides guidance on how to determine the fair value of assets and liabilities under SFAS No. 157 in the current economic environment and re-emphasizes that the objective of a fair-value measurement remains an exit price. It does not change the requirements on the use of Level 1 inputs, which are defined in SFAS No. 157 as quoted prices for an identical asset or liability in an active market. FSP FAS 157-4 provides guidance to determine whether there has been a significant decrease in the volume and level of activity of the market when compared with “normal” market activity, the objective of which is to determine the point within the range of fair value estimates that is most representative of fair value under current market conditions. FSP FAS 157-4 provides guidance to companies that must consider whether information indicates that an observed transaction was not orderly. They may not assume that all transactions are not orderly even if there has been a significant decrease in the volume and level of activity for the asset or liability. Disclosures required include inputs and valuation techniques used and discussion of changes in valuation techniques and related inputs, if any, that have occurred during annual or interim periods as well as more disaggregated information about debt and equity securities (e.g., by major security types) in annual and interim periods.

FSP FAS 115-2 and 124-2 modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities. The requirements on recognition apply to debt securities that are classified as available-for-sale and held-to-maturity that are subject to existing other-than-temporary impairment guidance. Equity securities are not subject to the requirements of FSP FAS 115-2 and 124-2 on recognition. However, the new presentation and disclosure requirements apply to both debt and equity securities within the scope of SFAS No. 115 (“Accounting for Certain Investments in Debt and Equity Securities”) and FSP FAS 115-1 and FAS 124-1 (“The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”).

FSP FAS 107-1 and APB 28-1 requires public companies to disclose the fair value of financial instruments within the scope of SFAS No. 107 (“Disclosures About Fair Value of Financial Instruments”) in interim financial statements, adding to the current annual disclosure requirements, except with respect to concentration of credit risks and market risks of all financial instruments. It also adds a requirement for the discussion of changes, if any, in the method(s) used and significant assumptions made during the period.

All three of these final FSPs are effective for interim and annual periods ending after June 15, 2009. Accordingly, the Company adopted these standards effective with its third quarter of fiscal year-end 2009. Other than enhanced disclosure requirements, the adoption of these standards did not have an impact on the Company’s consolidated condensed financial statements. See Note 1 (“Basis of Presentation”), Note 2 (“Fair Value of Financial Instruments”) and Note 3 (“Investments”) for additional information.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

In January 2009, the SEC issued Release No. 33-9002, “Interactive Data to Improve Financial Reporting.” The final rule release requires companies to provide financial statement information in the eXtensible Business Reporting Language (“XBRL”) and addresses the SEC’s effort to make financial reports more useful to investors. Under the final rule, companies are required to submit their regulatory filings to the SEC and post them on their corporate websites in interactive data using XBRL. The interactive data will be provided as an exhibit to periodic and current reports and registration statements, as well as to transition reports for a change in fiscal year. The final rule also does not require public companies to use interactive tagging for the management’s discussion and analysis section of their filings, executive compensation disclosures, and other statistical or narrative disclosure. This release includes one temporary section (Section 232.406T) that limits an entity’s liability for making a “good faith attempt” to comply with its requirements and for making prompt correction of errors in the Interactive Data File if they occur, and it does not subject the entity to liability under anti-fraud provisions as discussed in the temporary section.

Release No. 33-9002 is effective as of April 13, 2009, except the temporary section above is only effective from April 13, 2009 until October 31, 2014. The SEC adopted a phase-in schedule indicating when registrants must furnish interactive data. Under this schedule, the Company will be required to submit filings with financial statement information using XBRL commencing with periods ending on or after June 15, 2011, or the Company’s Quarterly Report on Form 10-Q for its third fiscal quarter of 2011. The Company is currently evaluating the impact to its financial reporting process of providing this additional information.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” amending SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” FSP FAS 132(R)-1 requires an employer to disclose investment policies and strategies, categories, fair value measurements, and significant concentration of risk among its postretirement benefit plan assets. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. Accordingly, FSP FAS 132(R)-1 will be adopted for the Company’s fiscal year-end 2010. Other than enhanced disclosure requirements as discussed above relative to the Company’s cash balance pension plan assets, the adoption of FSP FAS 132(R)-1 is not expected to have a significant impact on the Company’s consolidated financial statements.

In September 2008, the FASB issued FSP No. FAS 133-1 and FASB Interpretation (“FIN”) 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“FSP 133-1 and FIN 45-4”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) to require the sellers of credit derivatives (particularly credit-default swaps), including credit derivatives embedded in hybrid instruments, to provide the same disclosures as required under FIN No. 45, “Guarantor’s Accounting and Disclosures Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). Additionally, this FSP amends FIN No. 45 to add a disclosure about the current status of the payment/performance risk of a guarantee. This FSP addresses concerns raised by investors that current disclosure requirements do not provide enough information about the effect upon a swap seller of deterioration in the financial condition of the issuer of the underlying instrument. FSP 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008. Accordingly, the Company adopted FSP 133-1 and FIN 45-4 effective with its first quarter of fiscal year-end 2009. The adoption of FSP 133-1 and FIN 45-4 did not have an impact on the Company’s consolidated condensed financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. SFAS No. 162 became effective November 15, 2008, or 60 days following the SEC’s approval pursuant to Release No. 34-58555 on September 16, 2008, of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of ‘Present Fairly in Conformity With Generally Accepted Accounting Principles’.” The adoption of SFAS No. 162 did not have an impact on the Company’s consolidated condensed financial statements. SFAS No. 162 was superseded and replaced by SFAS No. 168 (see above) for financial statements issued for interim and annual periods ending after September 15, 2009.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). FSP 142-3 was issued to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations,” and other U.S. GAAP. When determining the useful life of a recognized intangible asset, paragraph 11(d) of SFAS No. 142 precluded an entity from using its own assumptions about renewal or extension of an arrangement where there is likely to be substantial cost or material modifications. FSP 142-3 specifies that when entities develop assumptions about renewal or extension, an entity shall consider its own historical experience in renewing or extending similar arrangements; however, these assumptions should be adjusted for the entity-specific factors in paragraph 11 of SFAS No. 142. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension (consistent with the highest and best use of the asset by market participants), adjusted for the entity-specific factors in paragraph 11 of SFAS No. 142.

FSP 142-3 requires entities to disclose information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. FSP 142-3 is required to be applied prospectively to intangible assets acquired after the effective date. Accordingly, FSP 142-3 will be adopted commencing in the first quarter for the Company’s fiscal year-end 2010. The Company is currently assessing the impact this standard may have on its consolidated financial statements, although the impact of adopting FSP 142-3 will depend on the nature of the intangible assets acquired, if any, after the effective date of adoption.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” and No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No. 141(R)” and “SFAS No. 160”). SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries in the same manner – as equity in the consolidated financial statements and also requires transactions between an entity and noncontrolling interests to be treated as equity transactions. SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated (as of the date the parent ceases to have a controlling financial interest in the subsidiary). Both statements are effective for fiscal years beginning on or after December 15, 2008. Early adoption of both statements is not permitted. Accordingly, SFAS No. 141(R) and SFAS No. 160 will be adopted commencing in the first quarter for the Company’s fiscal year-end 2010. The Company is currently assessing the impact these standards may have on its consolidated financial statements, although the impact of adopting SFAS No. 141(R) and SFAS No. 160 will depend on the nature of acquisitions, if any, completed after the date of adoption.

In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”), which amends SFAS No. 141(R) by establishing a model to account for certain pre-acquisition contingencies. Under FSP FAS 141(R)-1, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, then the acquirer should follow the recognition criteria in SFAS No. 5, “Accounting for Contingencies,” and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss – an interpretation of FASB Statement No. 5.” Similar to SFAS No. 141(R), FSP FAS 141(R)-1 is effective for fiscal years beginning on or after December 15, 2008, and will apply prospectively to business combinations completed on or after that date. Accordingly, FSP FAS 141(R)-1 will be adopted commencing in the first quarter for the Company’s fiscal year-end 2010. The Company is currently assessing the impact this standard may have on its consolidated financial statements, although the impact of adopting FSP FAS 141(R)-1 will depend on the nature of acquisitions, if any, completed after the date of adoption.

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

In September 2006, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefits Associated with Endorsement Split-Dollar Life Insurance Arrangements” (“EITF No. 06-4”) and in March 2007, the FASB ratified EITF Issue No. 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements” (“EITF No. 06-10”). EITF No. 06-4 requires deferred compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement to be recognized as a liability by the employer and states the obligation is not effectively settled by the purchase of a life insurance policy. The liability for future benefits should be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance. EITF No. 06-10 provides recognition guidance for postretirement benefit liabilities related to collateral assignment split-dollar life insurance arrangements, as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment split-dollar life insurance arrangement. EITF No.’s 06-4 and 06-10 are effective for fiscal years beginning after December 15, 2007. Accordingly, the Company adopted EITF No.’s 06-4 and 06-10 effective with its first quarter of fiscal year-end 2009. Pursuant to the adoption guidance of EITF No. 06-4, the Company recorded a liability for the future cost of life insurance provided on behalf of current and qualifying former officers of the Company and recognized, as a change in accounting principle, a cumulative effect adjustment charge of $3.3 million to beginning retained earnings in its consolidated condensed statement of financial position as of the beginning of the current fiscal year (see Note 7). The adoption of EITF No. 06-10 had no impact on the Company’s consolidated condensed financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is expected to expand the use of fair value measurement consistent with the FASB’s long-term objectives for financial instruments. A company that adopts SFAS No. 159 will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Company adopted SFAS No. 159 effective with its first quarter of fiscal year-end 2009. The adoption of SFAS No. 159 did not have an impact on the Company’s consolidated condensed financial statements (see Notes 1 and 2 for additional discussion related to the adoption of SFAS No. 159).

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires that employers recognize on a prospective basis the funded status of an entity’s defined benefit pension and postretirement plans as an asset or liability in the financial statements, requires the measurement of defined benefit pension and postretirement plan assets and obligations as of the end of the employer’s fiscal year, and requires recognition of the funded status of defined benefit pension and postretirement plans. Accordingly, the Company adopted SFAS No. 158 in the fourth quarter of its fiscal year ending September 29, 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position shall be effective for fiscal years ending after December 15, 2008. Accordingly, the Company will adopt this requirement effective with its fiscal year-end 2009. Pursuant to the adoption criteria of SFAS No. 158, the Company anticipates that adoption of this portion of the standard will require an approximate $1.0 – $2.0 million charge (net of income taxes) to beginning retained earnings on the Company’s consolidated year-end 2009 statement of financial position.

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity operates. SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop the assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In addition, SFAS No. 157 requires that fair value measurements be separately disclosed by level within the fair value hierarchy. SFAS No. 157 does not require new fair value measurements. In November 2007, the FASB

Unified Grocers, Inc. and Subsidiaries

Notes to Consolidated Condensed Financial Statements (Unaudited)—(Continued)

reaffirmed that (1) companies will be required to implement SFAS No. 157 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements; and (2) SFAS No. 157 remains effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, upon the issuance of FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157,” the FASB did, however, provide a one-year deferral for the implementation of SFAS No. 157 for other non-financial assets and liabilities. Accordingly, the Company adopted SFAS No. 157, as modified above, effective with its first quarter of fiscal year-end 2009. Other than implementation of additional disclosure requirements (see Notes 1 and 2), the adoption of SFAS No. 157 did not have an impact on the Company’s consolidated condensed financial statements.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP No. 157-3”), which amends SFAS No. FAS 157, “Fair Value Measurements,” to clarify the guidance for applying fair value accounting in an inactive market and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is no longer active. The Company adopted FSP No. 157-3 effective with its first quarter of fiscal year-end 2009, in conjunction with SFAS No. 157 (see Notes 1 and 2). The adoption of FSP No. 157-3 did not have an impact on the Company’s consolidated condensed financial statements.

10.    SUBSEQUENT EVENTS

Subsequent events have been evaluated by the Company through August 11, 2009, which is the date financial statements were issued.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING INFORMATION

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, or (c) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions. When the Company uses words such as “believes,” “expects,” “anticipates” or similar expressions, the Company is making forward-looking statements. Although Unified believes that the expectations reflected in such forward-looking statements are reasonable, the Company cannot give readers any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All forward-looking statements attributable to Unified are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date hereof. The Company undertakes no duty or obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in this document as well as in other documents the Company files from time to time with the Securities and Exchange Commission.

COMPANY OVERVIEW

General

A California corporation organized in 1922 and incorporated in 1925, Unified Grocers, Inc. (referred to in this Form 10-Q as “Unified,” “the Company,” “our” or “we”) is a retailer-owned, grocery wholesale cooperative serving supermarket, specialty and convenience store operators located primarily in the western United States and in the South Pacific. Our customers range in size from single store operators to multiple store chains. The Company operates its business in two reportable business segments: (1) Wholesale Distribution; and (2) Insurance. All remaining business activities are grouped into “All Other” (see Note 4 of “Notes to Consolidated Condensed Financial Statements” in Item 1 “Financial Statements”).

We sell a wide variety of products typically found in supermarkets. We report all product sales in our Wholesale Distribution segment, which represents approximately 99% of our total net sales. Our customers include our owners (“Members”) and non-owners (“Non-Members”). We also provide support services to our customers, including insurance, financing, promotional planning, retail technology, equipment purchasing services and real estate services. Support services, other than insurance and financing, are reported in our Wholesale Distribution segment. Insurance activities account for approximately 1% of total net sales and are reported in our Insurance segment, while finance activities are grouped with our All Other business activities. The availability of specific products and services may vary by geographic region. We have three separate geographical and marketing regions. The regions are Southern California, Northern California and the Pacific Northwest.

Our strategic focus is to promote the success of independent retailers. A significant milestone was achieved in early fiscal 2008, when we purchased certain assets and assumed certain liabilities of Associated Grocers, Incorporated (“AG”) and its subsidiaries (the “Seattle Operations”), a retailer-owned grocery cooperative headquartered in Seattle, Washington (the “Acquisition”). The Seattle Operations primarily serve retailers throughout Washington, Oregon, Alaska and the South Pacific. This transaction provides the independent retailers served by Unified an increased profile with the vendor community, improved retail market share in the Pacific Northwest and the benefit of reduced cost burdens of capital and overhead.

We do business primarily with those customers that have been accepted as Members. Members are required to meet minimum purchase requirements and specific capitalization requirements, which include capital stock ownership in the Company and may include required cash deposits. See “Member Investments and Patronage Dividends” discussed in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended

September 27, 2008 for additional information. Additionally, see “DESCRIPTION OF DEPOSIT ACCOUNTS” in the Company’s Registration Statement on Form S-1 filed on December 31, 2008, with respect to the Company’s offering of Partially Subordinated Patrons’ Deposit Accounts for further information. The membership requirements, including minimum purchase and capitalization requirements, may be modified at any time at the discretion of the Company’s Board of Directors (the “Board”).

We distribute the earnings from activities conducted with our Members, excluding subsidiaries (collectively, “patronage business”), in the form of patronage dividends. We conduct patronage business with Members within the Wholesale Distribution segment. Our patronage earnings are based on the combined results of the Company’s three patronage earnings divisions: the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. We conduct business on a non-patronage basis in the Wholesale Distribution segment through our Cooperative Division, specialty food subsidiary (Market Centre) and international sales subsidiary (Unified International, Inc). These businesses sell products to both Members and Non-Members. An entity that does not meet Member purchase requirements or does not desire to become a Member may conduct business with Unified as a Non-Member customer on a non-patronage basis. The Company does business through its subsidiaries on a non-patronage basis. Earnings from the Company’s subsidiaries and from business conducted with Non-Members (collectively, “non-patronage business”) are retained by the Company.

Facilities and Transportation

We operate various warehouse and office facilities that are located in Commerce, Los Angeles, Santa Fe Springs, Stockton, Livermore and Fresno, California, Milwaukie, Oregon and Seattle and Renton, Washington. We also operate a bakery manufacturing facility and a milk, water and juice processing plant in Los Angeles, which primarily serve the Southern California region.

In conjunction with the Acquisition, the Company began to review the overall logistics model for the Pacific Northwest region. The need to develop a new comprehensive logistics model was predicated on the fact that the lease on the main warehouse and office complex in Seattle (formerly operated by AG) is short-term in nature and the configuration of this complex is not optimum. The objective of the review is to determine the size, configuration and location(s) for a distribution facility (facilities) in the Pacific Northwest to best serve our customers in the region. The Company expects to complete its review of the overall logistics model for the Pacific Northwest region by the end of 2009.

Customers may choose either of two delivery options for the distribution of our products. Customers may either elect to have the Company deliver orders to their stores or warehouse locations or may choose to pick their orders up from our distribution centers. For delivered orders, we utilize either the Company-operated fleet of tractors and trailers or third party carriers.

INDUSTRY OVERVIEW AND THE COMPANY’S OPERATING ENVIRONMENT

Competition

Unified competes in the wholesale grocery industry with regional and national food wholesalers such as C&S Wholesale and Supervalu Inc., as well as other local wholesalers that provide a broad range of products and services to their customers. We also compete with many local and regional meat, produce, grocery, specialty, general food, bakery and dairy wholesalers and distributors. Unified’s customers compete directly with vertically integrated regional and national chains. The growth or loss in market share of our customers will also impact the Company’s sales and earnings. For more information about the competition Unified faces, please refer to “Risk Factors.”

The marketplace in which we operate continues to evolve and present challenges both to our customers and us. The continued expansion of alternative grocery and food store formats into our marketplace may present challenges for some of the retail grocery stores owned by our customers. In addition, non-traditional formats such as warehouse, supercenters, discount, drug, natural and organic, and convenience stores continue to expand their offering of products that are a core part of the conventional grocery store offering, thereby creating additional competition for our customers. Demographic changes have created more ethnic diversity in our marketplace. To effectively compete with these changes, many of our successful customers have focused on, among other things, differentiation strategies in specialty products and items on the perimeter of the store such as produce, service deli, service bakery and meat categories.

To further enhance our strategy to help our customers differentiate themselves from the competition, we are focused on helping our retailers understand consumer trends. Consumers continue to move toward health and wellness and ethnic food choices. One of our initiatives will be to continue our development of programs and services designed with consumers in mind. The retail store is becoming a bigger source of information for customers about the products that are available to them. To provide this information, we are offering more in-store literature to educate consumers about the products we offer, particularly in the health and wellness category. As consumer preferences change, we continue to develop a targeted mix of health and wellness and ethnic products through Market Centre, our specialty products subsidiary, which sells grocery products in four categories: gourmet, ethnic foods, natural/organic products and confections. In addition to supplying these products, Market Centre offers a wide range of retail support services, including category development and management, merchandising services, marketing programs and promotional strategies.

We also support growth by offering product promotions and by supporting and sponsoring major events that help promote sales at the retail level.

Economic Factors

We are impacted by changes in the overall economic environment. An inflationary or deflationary economic period could impact the Company’s operating income in a variety of areas, including, but not limited to, sales, cost of sales, employee wages, benefits and workers’ compensation insurance, as well as energy and fuel costs. In recent periods, the Company has experienced significant volatility in the cost of certain commodities, the cost of ingredients for our manufactured breads and processed fluid milk, and the cost of packaged goods purchased from other manufacturers. The Company’s pricing programs are designed to pass these costs on to our customers; however, the Company may not always be able to pass such changes to customers on a timely basis. Any delay may result in a less than full recovery of price increases. It is also difficult to predict the effect that possible future purchased or manufactured product cost decreases might have on our profitability. The effect of deflation in purchased or manufactured product costs would depend on the extent to which we had to lower selling prices of our products to respond to sales price competition in the market. Consequently, it is difficult for us to accurately predict the impact that inflation or deflation might have on our operations.

The majority of Unified’s investments (approximately 84%) are held by two of our insurance subsidiaries, and include U.S. government agency mortgage-backed securities, U.S. state municipal securities, high quality investment grade corporate bonds, and U.S. government treasury securities. These investments are generally not actively traded and are valued based upon inputs including quoted prices for identical or similar assets. Collectively, these investments have experienced a decrease in estimated fair value or market value since the beginning of our 2009 fiscal year. Approximately 11% of Unified’s investments are held by our Wholesale Distribution segment, which consists primarily of Western Family Holding Company (“Western Family”) common stock. Western Family is a private cooperative located in Oregon from which the Company purchases food and related general merchandise products. Approximately 5% of our investments are held by our other support businesses and consists of an investment by the Company’s finance subsidiary in a third party bank. The third party bank operates as a cooperative and therefore its borrowers are required to own its Class B stock.

Life insurance and mutual fund assets with values tied to the equity markets have been negatively impacted by the overall market decline that took place during fiscal year 2008 as well as the thirty-nine weeks ended June 27, 2009. Although net earnings and net comprehensive earnings experienced a decrease corresponding to the decline in life insurance and mutual fund assets, respectively, the decline in such assets is deemed by management to be temporary in nature.

External factors continue to drive volatility in costs associated with fuel. Our pricing includes a fuel surcharge on product shipments to recover excess fuel costs over a specified index. When fuel costs fall below the specified index, pricing adjustments will refund amounts to our customers. The surcharge is reviewed monthly and adjusted when appropriate.

Additionally, wage increases occur as a result of negotiated labor contracts and adjustments for non-represented employees. Costs associated with our workers’ compensation coverage in California have significantly declined and stabilized after several years of cost increases. We continually focus attention on initiatives aimed at improving business processes and managing costs. We have also been upgrading our warehouse management system as discussed below in “Technology.” The implementation of these initiatives has resulted in significant improvements throughout the Company, most notably in our distribution system, which has led to improved warehouse and transportation efficiencies.

Technology

Technological improvements have been an important part of Unified’s strategy to improve service to our customers and lower costs. Unified’s customers benefit from our substantial investment in supply-chain technology, including improvements in our vendor management activities through new item introductions, promotions and payment support activities.

Technological improvements in Unified’s distribution systems have been an area of concentration for the Company. Over the past several years, we have upgraded our warehouse and enterprise reporting systems to improve efficiencies, order fulfillment accuracy and internal management reporting capabilities. As a result, four of our five main facilities have been upgraded. This process has been instrumental in helping drive efficiencies. We expect to see additional warehouse improvements and order fulfillment accuracy as each facility fully realizes the benefits of the upgrade.

Additionally, we continue to make retail technology improvements to better support our customers. We provide these customers with network connectivity, data exchange, and a portfolio of applications. Continuing to enhance these tools allows independent retailers with varying retail formats to benefit from standardization, while making use of the business applications best suited to their unique needs. Our efforts centered most recently on integrating our corporate and Seattle-based systems, replacing the former AG retail network with Unified’s broadband retail network, enhancing our “ULINK” suite of products to include Direct Store Delivery data, and creating a replacement program for our “PALM” applications running on Windows CE hand-held devices. We also continued to help our retailers upgrade their electronic payment terminals and administrative office software to be compliant with Payment Card Industry regulations.

Sales Activities and Recent Developments

We experienced an overall sales decrease of $72.1 million, or 2.4%, for the thirty-nine weeks ended June 27, 2009 (the “2009 Period”) as compared to the thirty-nine week period ended June 28, 2008 (the “2008 Period”). Our Wholesale Distribution segment decreased $71.8 million in the 2009 Period compared to the 2008 Period. This decrease includes sales to one former customer of AG (“AG customer”) as it transitioned to another wholesaler during the 2008 Period. Sales to the transitioned AG customer were $64.9 million in the 2008 Period. Additionally, dairy sales to continuing customers decreased $12.5 million due primarily to a 25% decline in raw milk prices in California. Excluding the impact of this transition customer and the decrease in dairy prices, wholesale sales increased $5.6 million, or 0.2%.

Sales in our Insurance segment decreased $0.2 million in the 2009 Period versus the 2008 Period due to the insurance climate becoming more competitive and premium rates declining over the 2008 Period. In addition, due to the competitive climate, we experienced a decline in our policy renewals compared to the 2008 Period. Sales in our All Other business activities decreased $0.1 million in the 2009 Period versus the 2008 Period.

RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with the consolidated condensed financial statements and notes to the consolidated condensed financial statements, specifically Note 4 to “Notes to Consolidated Condensed Financial Statements,” “Segment Information,” included elsewhere in this report. Certain statements in the following discussion are not historical in nature and should be considered to be forward-looking statements that are inherently uncertain.

The following table sets forth selected consolidated financial data of Unified expressed as a percentage of net sales for the periods indicated and the percentage increase or decrease in such items over the prior period.

	Thirteen Weeks Ended		% Change Thirteen Weeks	Thirty-Nine Weeks Ended		% Change Thirty-Nine Weeks
Fiscal Period Ended	June 27, 2009	June 28, 2008		June 27, 2009	June 28, 2008
Net sales	100.0%	100.0%	(2.4)%	100.0%	100.0%	(2.4)%
Cost of sales	91.3	90.0	(0.9)	90.9	90.3	(1.7)
Distribution, selling and administrative expenses	7.6	8.2	(9.8)	7.8	8.0	(4.6)
Operating income	1.1	1.8	(42.3)	1.3	1.7	(25.5)
Interest expense	(0.3)	(0.3)	(28.5)	(0.3)	(0.4)	(25.9)
Estimated patronage dividends	(0.2)	(0.6)	(66.0)	(0.4)	(0.6)	(32.1)
Income taxes	(0.2)	(0.4)	(41.9)	(0.3)	(0.3)	(24.6)
Net earnings	0.4%	0.5%	(18.8)%	0.3%	0.4%	(16.5)%

THIRTEEN WEEK PERIOD ENDED JUNE 27, 2009 (“2009 PERIOD”) COMPARED TO THE THIRTEEN WEEK PERIOD ENDED JUNE 28, 2008 (“2008 PERIOD”)

Overview of the 2009 Period.    Our consolidated operating income decreased $8.1 million to $11.1 million in the 2009 Period compared to $19.2 million in the 2008 Period.

The overall decrease in operating income is summarized in our operating segments and other business activities as follows:

•

Wholesale Distribution Segment:    The Wholesale Distribution segment’s operating income decreased $7.3 million to $10.0 million in the 2009 Period compared to $17.3 million in the 2008 Period. The decrease in operating income was due, in large part, to an increase in cost of sales related to reduced inventory holding gains and to changes in vendor marketing activity. Also contributing to this decrease was the conversion of former AG customers to membership at the beginning of fiscal 2009 that qualified them for Member pricing and a decrease in sales, due primarily to our no longer serving a former AG customer that transitioned to another wholesaler during the 2008 Period. The effect of these activities was partially offset by lower overall distribution, selling and administrative expenses.

•	Insurance Segment: Operating income decreased $0.7 million in our Insurance segment to $1.1 million in the 2009 Period compared to $1.8 million in the 2008 Period.

•

All Other:    Operating income was insignificant for the 2009 Period and $0.1 million for the 2008 Period. All Other business activities primarily consist of activities conducted through our finance subsidiary. Beginning in fiscal 2004, and continuing through the third fiscal quarter of fiscal 2008, the Company’s “All Other” category also included the consolidation of a variable interest entity as discussed in Note 3 to “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended September 27, 2008. No future losses or returns related to this variable interest entity were expected, and as such, consolidation was no longer required as of September 27, 2008. Deconsolidating the variable interest entity had no material impact on our financial statements.

The following tables summarize the performance of each business segment for the 2009 and 2008 Periods.

Wholesale Distribution Segment

(dollars in thousands)

	Thirteen Weeks Ended June 27, 2009		Thirteen Weeks Ended June 28, 2008
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$988,665	—	$1,013,515	—	$(24,850)
Inter-segment eliminations	—	—	—	—	—

Net sales	988,665	100.0%	1,013,515	100.0%	(24,850)
Cost of sales	905,680	91.6	914,968	90.3	(9,288)
Distribution, selling and administrative expenses	73,011	7.4	81,230	8.0	(8,219)

Operating income	$9,974	1.0%	$17,317	1.7%	$(7,343)

Insurance Segment

(dollars in thousands)

	Thirteen Weeks Ended June 27, 2009		Thirteen Weeks Ended June 28, 2008
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales – premiums earned	$6,935	—	$7,758	—	$(823)
Inter-segment eliminations	(3,253)	—	(4,376)	—	1,123

Net sales – premiums earned	3,682	100.0%	3,382	100.0%	300
Cost of sales – underwriting expenses	881	23.9	(98)	(2.9)	979
Selling and administrative expenses	1,697	46.1	1,736	51.3	(39)

Operating income	$1,104	30.0%	$1,744	51.6%	$(640)

All Other

(dollars in thousands)

	Thirteen Weeks Ended June 27, 2009		Thirteen Weeks Ended June 28, 2008
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$221	—	$355	—	$(134)
Inter-segment eliminations	(77)	—	(197)	—	120

Net sales	144	100.0%	158	100.0%	(14)
Selling and administrative expenses	176	122.2	60	38.0	116

Operating (loss) income	(32)	(22.2)%	$98	62.0%	$(130)

Net sales.    Consolidated net sales decreased $24.6 million, or 2.4%, to $992.5 million in the 2009 Period compared to $1,017.1 million for the 2008 Period.

•

Wholesale Distribution Segment:    Net Wholesale Distribution sales decreased $24.8 million to $988.7 million in the 2009 Period compared to $1,013.5 million for the 2008 Period. Significant components of this decrease are summarized below.

Discontinued Customers

•	During the 2008 Period, Unified temporarily served one former AG customer as it transitioned to another wholesaler. Sales to this customer were $9.3 million in the 2008 Period.

•	Sales to other customers in the 2008 Period that discontinued business with us and began purchasing their products from competitors were $4.8 million.

Continuing Customers

•

Sales to customers that continued to purchase from Unified decreased by approximately $16.9 million, including a decrease of $4.2 million in the Company’s Dairy divisions due primarily to a 27% decline in raw milk prices in California. The remainder of the decrease was due to the general decline in economic conditions, including a shift in customer demand toward lower cost items such as our corporate brands. Sales in our Market Centre specialty foods subsidiary increased $3.7 million, while sales in our other product lines declined $16.4 million.

New Customers

•	During the 2009 Period, we began supplying customers that were previously served by competitors, resulting in a $6.2 million increase in sales.

•

Insurance Segment:    Net sales, consisting principally of premium revenues, increased $0.3 million to $3.7 million in the 2009 Period compared to $3.4 million for the 2008 Period. The growth in premiums related to liability coverage was partially offset by a decrease in our California workers’ compensation policy activity.

•	All Other: Net sales decreased $0.1 million to $0.1 million in the 2009 Period versus $0.2 million in the 2008 Period.

Cost of sales (including underwriting expenses).    Consolidated cost of sales was $906.6 million for the 2009 Period and $914.9 million for the 2008 Period and comprised 91.3% and 90.0% of consolidated net sales for the 2009 and 2008 Periods, respectively.

•

Wholesale Distribution Segment:    Cost of sales decreased by $9.3 million to $905.7 million in the 2009 Period compared to $915.0 million in the 2008 Period. As a percentage of net wholesale sales, cost of sales was 91.6% and 90.3% for the 2009 and 2008 Periods, respectively.

•

The change in product and customer sales mix resulted in a 0.3% increase in cost of sales as a percent of net wholesale sales. Contributions to this change include the impact of seventy-five customers from the AG Acquisition becoming Members and converting to Member pricing at the beginning of fiscal 2009, as well as a reduction of delivery fees related to certain customers shifting from delivered to will-call status.

•

A reduction in fees related to fuel costs contributed to a 0.2% increase in cost of sales as a percent of net wholesale sales, and is attributed to a decrease in fuel surcharges in response to decreased fuel costs.

•

Vendor related activity contributed to a 0.8% increase in cost of sales as a percent of net wholesale sales in the 2009 Period compared to the 2008 Period. The change is primarily driven by a significant decrease in inventory holding gains (realized upon sale) due to a lack of vendor price increases as well as changes in vendor marketing activity. Furthermore, the 2008 Period included an abnormally large amount of vendor price increases. Our vendors and brokers are continually evaluating their go-to-market strategies to effectively promote their products. Changes in their strategies could have a favorable or unfavorable impact on our financial performance. See “Critical Accounting Policies and Estimates – Vendor Funds” discussed in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended September 27, 2008.

•

Insurance Segment:    Cost of sales primarily consists of claims loss and loss adjustment expenses, underwriting expenses, commissions, premium taxes and regulatory fees. Cost of sales increased $1.0 million from a credit of $0.1 million in the 2008 Period to a charge of $0.9 million in the 2009 Period. The increase in cost of sales in the 2009 Period resulted from the lowering of loss reserves in the 2008 Period based on improved loss experience for earlier periods. Additionally, the cost of insurance and the adequacy of loss reserves are also impacted by actuarial estimates based on a detailed analysis of health care cost trends, mortality rates, claims history, demographics and industry trends. As a result, the amount of loss reserves and future expenses is significantly affected by these variables and may significantly change, depending on the cost of providing benefits and the results of further legislative action. See additional discussion related to insurance reserves under “Risk Factors” – “Our insurance reserves may be inadequate if unexpected losses occur.”

Distribution, selling and administrative expenses.    Consolidated distribution, selling and administrative expenses were $74.9 million in the 2009 Period compared to $83.0 million in the 2008 Period, and comprised 7.6% and 8.2% of net sales for the 2009 and 2008 Periods, respectively.

•

Wholesale Distribution Segment:    Distribution, selling and administrative expenses were $73.0 million in the 2009 Period compared to $81.2 million in the 2008 Period, and comprised 7.4% and 8.0% of net wholesale sales for the 2009 and 2008 Periods, respectively. As discussed in further detail below, decreases in fuel, life insurance, taxes (other than income taxes), workers’ compensation and other expenses of $8.6 million, or 0.7% as a percent of net wholesale sales, were partially offset by an increase in medical benefits expenses of $0.4 million, or 0.1% as a percent of net wholesale sales.

•

Fuel Expense:    During the 2009 Period, we experienced diesel fuel expense decreases of $2.2 million, or 0.2% as a percent of net wholesale sales. This decrease is primarily due to the lower cost of diesel fuel as compared to the 2008 Period. As described in “Economic Factors,” changes in the cost of diesel fuel are reflected monthly in a fuel surcharge applied to all delivered business.

•

Insurance Expense (other than Workers’ Compensation):    During the 2009 Period, we experienced net life insurance expense decreases of $1.3 million, or 0.1% as a percent of net wholesale sales. This decrease is primarily due to changes in the cash surrender value of our life insurance policy assets. In the 2009 Period, the value of our policy assets increased $1.3 million, resulting in a decrease in our expense. In the 2008 Period, the value of our policy assets did not significantly change. These increases in our policy assets are a result of an increase in the fair value of the underlying securities, which are highly concentrated in U.S. equity markets and priced based on readily determinable market values.

•

Taxes (other than Income Taxes):    Taxes, other than income taxes, decreased $0.9 million, or 0.1% as a percent of net wholesale sales, due to the conversion of seventy-five AG customers to membership and a resulting favorable business tax treatment on Member sales for the state of Washington.

•	Workers’ Compensation Expense: Our workers’ compensation expenses decreased by $0.6 million, or 0.1% as a percent of net wholesale sales, due to reduced premiums for our calendar year 2009 policy.

•

Medical Benefits:    During the 2009 Period, we experienced medical benefits expense increases of $0.4 million, or 0.1% as a percent of net wholesale sales, due primarily to an increase in the cost of medical insurance premiums for employees covered under collective bargaining agreements.

•

Other Expense Changes:    General expenses decreased $3.6 million, or 0.2% as a percent of net wholesale sales. The decrease as a percent to net wholesale sales was due primarily to higher expenses in the 2008 Period related to costs from reconfiguring our Stockton facility to accommodate new racking, new sales growth and volume transferred from our closed Hayward distribution facility.

•	Insurance Segment: Selling and administrative expenses for the Insurance segment were $1.7 million in the 2008 and 2009 Periods.

•	All Other: Selling and administrative expenses for our All Other business activities increased $0.1 million to $0.2 million in the 2009 Period from $0.1 million in the 2008 Period.

Interest.    Interest expense decreased $1.1 million to $2.6 million in the 2009 Period compared to $3.7 million in the 2008 Period and comprised 0.3% of consolidated net sales for the 2009 and 2008 Periods. Factors impacting interest expense are as follows:

•	Interest expense on our primary debt instruments (as described below) decreased $1.0 million to $2.4 million in the 2009 Period compared to $3.4 million in the 2008 Period.

•

Interest Rates:    Interest expense decreased $0.8 million from the 2008 Period due to a decrease in our effective borrowing rate. Our effective borrowing rate for the combined primary debt, made up of the revolving line of credit and senior secured notes, was 4.0% and 5.3% for the 2009 and 2008 Periods, respectively, and decreased due to a reduction in the base rate on the revolving line of credit resulting from a lower level of short-term interest rates.

•

Weighted Average Borrowings:    Interest expense decreased $0.2 million due to a decrease in our weighted average borrowings. Weighted average borrowings decreased $20.2 million in the 2009 Period compared to the 2008 Period due to decreased inventories, capital expenditures, interest expense and improved cash flow from operations.

Borrowings on our revolving credit agreement are subject to market rate fluctuations. A 25 basis point change in the market rate of interest over the period would have resulted in a $0.1 million increase or decrease in corresponding interest expense.

•	Interest expense on our other debt instruments was $0.2 million in the 2009 Period compared to $0.3 million in the 2008 Period.

Estimated patronage dividends.    Estimated patronage dividends for the 2009 Period were $2.4 million, compared to $7.0 million in the 2008 Period. Patronage dividends for the 2009 and 2008 Periods consisted of the patronage earnings from the Company’s three patronage earnings divisions: the California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. For the 2009 and 2008 Periods, respectively, the Company had patronage earnings of $2.5 million and $2.5 million in the California Dairy Division, $0.4 million and $0.2 million in the Pacific Northwest Dairy Division and a patronage loss of $0.5 million and patronage earnings of $4.3 million in the Cooperative Division. The increase in the Pacific Northwest Dairy Division is related to the addition of sales to AG customers that have become Members. The decline in the Cooperative Division patronage earnings was primarily due to lower inventory holding gains and other vendor related activity, partially offset by decreased operating expenses. Patronage dividends generated by the Cooperative Division are distributed annually (see Part I, Item 1 “Business – Patronage Dividends” of the Company’s Annual Report on Form 10-K for the year ended September 27, 2008 for additional information), while patronage dividends generated by the dairy divisions are paid quarterly (historically in cash).

Income taxes.    The Company’s effective income tax rate was 35.6% for the 2009 Period compared to 43.6% for the 2008 Period. The higher rate for the 2008 Period is due to unfavorable fluctuations in permanent book–to–tax differences related to the Company’s corporate-owned life insurance policies.

THIRTY-NINE WEEK PERIOD ENDED JUNE 27, 2009 (“2009 PERIOD”) COMPARED TO THE THIRTY-NINE WEEK PERIOD ENDED JUNE 28, 2008 (“2008 PERIOD”)

Overview of the 2009 Period.    Our consolidated operating income decreased $12.8 million to $37.7 million in the 2009 Period compared to $50.5 million in the 2008 Period.

The overall decrease in operating income is summarized in our operating segments and other business activities as follows:

•

Wholesale Distribution Segment:    The Wholesale Distribution segment’s operating income decreased $13.4 million to $34.1 million in the 2009 Period compared to $47.5 million in the 2008 Period. The decrease in operating income was due, in large part, to reduced prices related to the conversion of former AG customers to membership at the beginning of the 2009 Period that qualified them for Member pricing and to decreased sales, due primarily to our no longer serving a former AG customer that transitioned to another wholesaler during the 2008 Period.

•

Insurance Segment:    Operating income increased $0.6 million in our Insurance segment to $3.6 million in the 2009 Period compared to $3.0 million in the 2008 Period. The improvement in the 2009 Period resulted primarily from lowering loss reserves based on improved claims loss experience for earlier periods.

•

All Other:    All Other business activities primarily consist of activities conducted through our finance subsidiary. Beginning in fiscal 2004, and continuing through the third fiscal quarter of fiscal 2008, the Company’s “All Other” category also included the consolidation of a variable interest entity as discussed in Note 3 to “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K for the year ended September 27, 2008. No future losses or returns related to this variable interest entity were expected, and as such, consolidation was no longer required as of September 27, 2008. Deconsolidating the variable interest entity had no material impact on our financial statements. Operating income was insignificant for the 2009 and 2008 Periods.

The following tables summarize the performance of each business segment for the 2009 and 2008 Periods.

Wholesale Distribution Segment

(dollars in thousands)

	Thirty-Nine Weeks Ended June 27, 2009		Thirty-Nine Weeks Ended June 28, 2008
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$2,979,234	—	$3,051,036	—	$(71,802)
Inter-segment eliminations	—	—	—	—	—

Net sales	2,979,234	100.0%	3,051,036	100.0%	(71,802)
Cost of sales	2,716,558	91.2	2,763,934	90.6	(47,376)
Distribution, selling and administrative expenses	228,584	7.7	239,552	7.9	(10,968)

Operating income	$34,092	1.1%	$47,550	1.5%	$(13,458)

Insurance Segment

(dollars in thousands)

	Thirty-Nine Weeks Ended June 27, 2009		Thirty-Nine Weeks Ended June 28, 2008
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales – premiums earned	$19,414	—	$21,795	—	$(2,381)
Inter-segment eliminations	(9,726)	—	(11,957)	—	2,231

Net sales – premiums earned	9,688	100.0%	9,838	100.0%	(150)
Cost of sales – underwriting expenses	1,075	11.1	1,645	16.7	(570)
Selling and administrative expenses	5,039	52.0	5,242	53.3	(203)

Operating income	$3,574	36.9%	$2,951	30.0%	$623

All Other

(dollars in thousands)

	Thirty-Nine Weeks Ended June 27, 2009		Thirty-Nine Weeks Ended June 28, 2008
	Amounts in 000’s	Percent to Net Sales	Amounts in 000’s	Percent to Net Sales	Difference
Gross sales	$730	—	$1,288	—	$(558)
Inter-segment eliminations	(247)	—	(655)	—	408

Net sales	483	100.0%	633	100.0%	(150)
Selling and administrative expenses	483	100.0	579	91.5	(96)

Operating income	$0	0.0%	$54	8.5%	$(54)

Net sales.    Consolidated net sales decreased $72.0 million, or 2.4%, to $2.989 billion in the 2009 Period compared to $3.062 billion for the 2008 Period.

•

Wholesale Distribution Segment:    Net Wholesale Distribution sales decreased $71.8 million to $2.979 billion in the 2009 Period compared to $3.051 billion for the 2008 Period. The primary components of this decrease are discussed below.

Discontinued Customers

•	During the 2008 Period, Unified temporarily served one former AG customer as it transitioned to another wholesaler. Sales to this customer were $64.9 million in the 2008 Period.

•	Sales to other customers in the 2008 Period that discontinued business with us and began purchasing their products from competitors were $12.8 million.

Continuing Customers

•

Sales to customers that continued to purchase from Unified decreased by approximately $19.4 million, including a decrease of $12.5 million in the Company’s Dairy divisions due primarily to a 25% decline in raw milk prices in California. The remainder of the decrease was due to the general decline in economic conditions, including a shift in customer demand toward lower cost items such as our corporate brands. Sales in our Market Centre specialty foods subsidiary increased $17.4 million while sales in our other product lines declined $24.3 million.

New Customers

•	During the 2009 Period, we began supplying customers that were previously served by competitors, resulting in a $25.3 million increase in sales.

•

Insurance Segment:    Net sales, consisting principally of premium revenues, decreased $0.1 million to $9.7 million in the 2009 Period compared to $9.8 million for the 2008 Period. The decline in our California workers’ compensation policy activity was partially offset by a growth in premiums related to liability coverage.

•	All Other: Net sales decreased $0.1 million to $0.5 million in the 2009 Period versus $0.6 million in the 2008 Period.

Cost of sales (including underwriting expenses).    Consolidated cost of sales was $2.718 billion for the 2009 Period and $2.766 billion for the 2008 Period and comprised 90.9% and 90.3% of consolidated net sales for the 2009 and 2008 Periods, respectively.

•

Wholesale Distribution Segment:    Cost of sales decreased by $47.4 million to $2.717 billion in the 2009 Period compared to $2.764 billion in the 2008 Period. As a percentage of net wholesale sales, cost of sales was 91.2% and 90.6% for the 2009 and 2008 Periods, respectively. The primary components of this decrease are discussed below.

•

The change in product and customer sales mix resulted in a 0.4% increase in cost of sales as a percent of net wholesale sales. Contributions to this change include the impact of seventy-five customers from the AG Acquisition becoming Members and converting to Member pricing at the beginning of fiscal 2009, as well as a reduction of delivery fees related to certain customers shifting from delivered to will-call status.

•

A reduction in fees related to fuel costs contributed to a 0.1% increase in cost of sales as a percent of net wholesale sales, and is attributed to a decrease in fuel surcharges in response to decreased fuel costs.

•

Vendor related activity contributed to a 0.1% increase in cost of sales as a percent of net wholesale sales. The change is primarily driven by a decrease in inventory holding gains (realized upon sale) due to a lack of vendor price increases. Our vendors and brokers are continually evaluating their go-to-market strategies to effectively promote their products. Changes in their strategies could have a favorable or unfavorable impact on our financial performance. See “Critical Accounting Policies and Estimates – Vendor Funds” discussed in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended September 27, 2008.

•

Insurance Segment:    Cost of sales primarily consists of claims loss and loss adjustment expenses, underwriting expenses, commissions, premium taxes and regulatory fees. Cost of sales decreased $0.6 million from $1.7 million in the 2008 Period to $1.1 million in the 2009 Period. The decline in cost of sales in the 2009 Period resulted from lowering loss reserves based on improving loss experience for earlier periods. The reduction in reserves for losses and loss adjustment expense was greater than the accrual of new reserves plus paid losses and loss adjustment expenses in the 2009 Period. Additionally, the cost of insurance and the adequacy of loss reserves are also impacted by actuarial estimates based on a detailed analysis of health care cost trends, mortality rates, claims history, demographics and industry trends. As a result, the amount of loss reserves and future expenses is significantly affected by these variables and may significantly change, depending on the cost of providing benefits and the results of further legislative action. See additional discussion related to insurance reserves under “Risk Factors” – “Our insurance reserves may be inadequate if unexpected losses occur.”

Distribution, selling and administrative expenses.    Consolidated distribution, selling and administrative expenses were $234.1 million in the 2009 Period compared to $245.4 million in the 2008 Period, and comprised 7.8% and 8.0% of net sales for the 2009 and 2008 Periods, respectively.

•

Wholesale Distribution Segment:    Distribution, selling and administrative expenses were $228.6 million in the 2009 Period compared to $239.6 million in the 2008 Period, and comprised 7.7% and 7.9% of net wholesale sales for the 2009 and 2008 Periods, respectively. As discussed in further detail below, fuel, taxes (other than income taxes) and other expenses decreased by $15.1 million, or 0.3% as a percent of net wholesale sales, and were partially offset by an increase in workers’ compensation and medical benefits expenses of $4.1 million, or 0.1% as a percent of net wholesale sales.

•

Fuel Expense:    During the 2009 Period, we experienced diesel fuel expense decreases of $4.5 million, or 0.1% as a percent of net wholesale sales. This decrease is primarily due to the lower cost of diesel fuel as compared to the 2008 Period. As described in “Economic Factors,” changes in the cost of diesel fuel are reflected monthly in a fuel surcharge applied to all delivered business.

•

Taxes (other than Income Taxes):    Taxes, other than income taxes, decreased $2.4 million, or 0.1% as a percent of net wholesale sales, due to the conversion of seventy-five AG customers to membership and a resulting favorable business tax treatment on Member sales for the state of Washington.

•

Medical Benefits:    During the 2009 Period, we experienced medical benefits expense increases of $3.3 million, or 0.1% as a percent of net wholesale sales. This increase was due in part to an increase of approximately $1.4 million in the cost of medical insurance premiums for employees covered under collective bargaining agreements. The remaining increase of $1.9 million is attributable to costs associated with non-union employees.

•

Workers’ Compensation Expense:    Our workers’ compensation expenses increased by $0.8 million, but were consistent as a percent of net wholesale sales. In the 2008 Period, we recorded a reduction in our actuarially developed loss estimates, resulting in a $2.0 million unfavorable variance when comparing the 2009 Period to the 2008 Period. This unfavorable variance was partially offset by reduced premiums of $1.2 million for our calendar year 2009 policy.

•

Other Expense Changes:    General expenses decreased $8.2 million, or 0.1% as a percent of net wholesale sales. The decrease as a percent to net wholesale sales was due primarily to higher expenses in the 2008 Period related to costs from reconfiguring our Stockton facility to accommodate new racking, new sales growth and volume transferred from our closed Hayward distribution facility.

•	Insurance Segment: Selling and administrative expenses for the Insurance segment decreased $0.2 million from $5.2 million in the 2008 Period to $5.0 million in the 2009 Period.

•	All Other: Selling and administrative expenses for our All Other business activities were $0.5 million and $0.6 million in the 2009 and 2008 Periods, respectively.

Interest.    Interest expense decreased $3.1 million to $9.0 million in the 2009 Period compared to $12.1 million in the 2008 Period and comprised 0.3% and 0.4% of consolidated net sales for the 2009 and 2008 Periods, respectively.

Factors impacting interest expense are as follows:

•	Interest expense on our primary debt instruments (as described below) decreased $2.9 million to $8.1 million in the 2009 Period compared to $11.0 million in the 2008 Period.

•

Interest Rates:    Interest expense decreased $3.0 million from the 2008 Period due to a decrease in our effective borrowing rate. Our effective borrowing rate for the combined primary debt, made up of the revolving line of credit and senior secured notes, was 4.3% and 5.9% for the 2009 and 2008 Periods, respectively, and decreased due to a reduction in the base rate on the revolving line of credit resulting from a lower level of short-term interest rates.

•

Weighted Average Borrowings:    Interest expense increased $0.1 million due to an increase in our weighted average borrowings. Weighted average borrowings increased by $4.2 million in the 2009 Period compared to the 2008 Period, due to amounts needed to finance cost increases in products purchased for resale, offset by decreased inventories, capital expenditures, interest expense and improved cash flow from operations.

Borrowings on our revolving credit agreement are subject to market rate fluctuations. A 25 basis point change in the market rate of interest over the period would have resulted in a $0.3 million increase or decrease in corresponding interest expense.

•

Interest expense on our other debt instruments was $0.9 million in the 2009 Period, a decrease of $0.2 million compared to $1.1 million in the 2008 Period. The decrease is primarily due to lower interest on Members’ excess deposits as the prime rate decreased.

Estimated patronage dividends.    Estimated patronage dividends for the 2009 Period were $11.6 million, compared to $17.1 million in the 2008 Period. Patronage dividends for the 2009 and 2008 Periods consisted of the patronage earnings from the Company’s three patronage earnings divisions: the California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. For the 2009 and 2008 Periods, respectively, the Company had patronage earnings of $7.4 million and $7.6 million in the California Dairy Division, $1.2 million and $0.5 million in the Pacific Northwest Dairy Division and $3.0 million and $9.0 million in the Cooperative Division. The increase in the Pacific Northwest Dairy Division is related to the addition of sales to AG customers that have become Members. The decline in Cooperative Division patronage earnings was primarily due to lower inventory holding gains and other vendor related activity, partially offset by decreased operating expenses.

Income taxes.    The Company’s effective income tax rate was relatively consistent at 40.1% for the 2009 Period compared to 42.6% for the 2008 Period.

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its capital needs through a combination of internal and external sources. These sources include cash flows from operations, Member capital and other Member investments, bank borrowings, various types of long-term debt and lease financing. The Company believes that the combination of cash flows from operations, current cash balances, and available lines of credit will be sufficient to service its debt, redeem Members’ capital shares, make income tax payments and meet its anticipated needs for working capital and capital expenditures (including facility expansion and renovation projects discussed in “Facilities and Transportation”) through at least the next three fiscal years.

CASH FLOW

The Company generated positive cash flow from operating activities during the thirty-nine week 2009 Period. Cash from operations was used for investing and financing activities, including redemption of Members’ capital shares and investing in the Company’s infrastructure. The Company also reinvested proceeds from maturing investments.

As a result of these activities, net cash, consisting of cash and cash equivalents, decreased by $2.1 million to $13.7 million for the thirty-nine week 2009 Period ended June 27, 2009 compared to $15.8 million as of the fiscal year ended September 27, 2008.

The following table summarizes the impact of operating, investing and financing activities on the Company’s cash flows for the thirty-nine week 2009 and 2008 Periods:

(dollars in thousands)

Summary of Net Decrease in Total Cash Flows	2009	2008	Difference
Cash provided (utilized) by operating activities	$43,736	$(23,581)	$67,317
Cash utilized by investing activities	(9,963)	(54,881)	44,918
Cash (utilized) provided by financing activities	(35,879)	72,051	(107,930)

Total decrease in cash flows	$(2,106)	$(6,411)	$4,305

Net cash flows from operating, investing and financing activities increased by $4.3 million, to a decrease of $2.1 million in cash for the 2009 Period compared to a decrease of $6.4 million in cash for the 2008 Period. The decrease in net cash flow for the 2009 Period consisted of cash provided from operating activities of $43.8 million, offset by cash used in investing activities of $10.0 million and financing activities of $35.9 million. The primary factors contributing to the changes in cash flow are discussed below. At June 27, 2009 and September 27, 2008, working capital was $185.9 million and $200.7 million, respectively, and the current ratio was 1.6 and 1.7, respectively.

Operating Activities:     Net cash provided by operating activities increased by $67.3 million to $43.8 million provided in the 2009 Period compared to $23.5 million used in the 2008 Period. The increase in cash provided by operating activities compared to the 2008 Period was attributable primarily to an increase of $52.4 million in accounts receivable, as a result of a $3.0 million reduction in accounts receivable in the 2009 Period compared to a $49.4 million increase in accounts receivable in the 2008 Period. As contemplated in the structure of the original purchase transaction, the initial build up of accounts receivable arising from customers gained as a result of the Acquisition was funded through operating activities in the 2008 Period. We also experienced an increase in long-term liabilities between the periods of $5.5 million that was primarily attributable to an increase in pension and postretirement liabilities, a decrease in cash used for the purchase of inventories of $22.3 million, and a decrease in cash used to fund pension plan assets of $2.4 million. In addition, net cash of $0.9 million was provided by other operating activities. The foregoing increases of $83.5 million in cash provided were partially offset by cash used as a result of increases between the periods in cash used to pay accounts payable and accrued liabilities of $12.9 million and an increase in cash used for the payment of prepaid expenses of $3.3 million, resulting in a net increase in cash provided of $67.3 million.

Investing Activities:    Net cash used by investing activities decreased by $44.9 million to $10.0 million for the 2009 Period compared to $54.9 million in the 2008 Period. The decrease in cash used by investing activities during the 2009 Period as compared to the 2008 Period was due mainly to (1) the Acquisition of the Seattle Operations of $40.0 million during the 2008 Period, (2) decreases in capital expenditures of $11.4 million, as the 2008 Period included expenditures for a building renovation and purchases of warehouse and computer equipment, and (3) a reduction in net notes receivable of $2.9 million, reflecting normal fluctuation in loan activity to Members for their inventory and equipment financing. The foregoing decreases of $54.3 million in cash used were offset by increases in other assets of $4.4 million and increases of $5.0 million in net investment activities by the Company’s insurance subsidiaries, consisting of the purchase and sale of securities to replace maturing investments in their portfolios. Spending on investing activities is expected to be funded by existing cash balances, cash generated from operations or additional borrowings.

Financing Activities:    Net cash utilized by financing activities was approximately $35.9 million for the 2009 Period compared to $72.0 million provided in the 2008 Period. The net decrease of $107.9 million in cash utilized by financing activities for the 2009 Period as compared to the 2008 Period was due primarily to changes in the Company’s long-term and short-term notes payable and deferred financing fees, representing a decrease of $98.7 million resulting from lower borrowings in the 2009 Period, as the 2008 Period included higher borrowings primarily associated with the Acquisition of the Seattle Operations ($39.8 million), the redemption of Class A and Class B Shares ($7.1 million), and the redemption of subordinated patronage dividend certificates ($3.1 million). In addition, the Company’s cash provided from Member investment and share activity decreased by $9.2 million. Future cash used by financing activities to meet capital spending requirements is expected to be funded by the Company’s continuing operating cash flow.

Credit Facilities

On December 17, 2008, the Company entered into an amendment entitled First Amendment to Amended and Restated Credit Agreement, that exercises a provision of its revolving credit agreement, entitled Amended and Restated Credit Agreement dated as of December 5, 2006 (the “Credit Agreement”), to expand the existing revolving credit facility by $25 million, thereby increasing the total committed funds available to the Company from $225 million to $250 million. The credit facility expires on January 31, 2012, and is intended to finance capital expenditures, to finance working capital needs, to finance certain acquisitions and for general corporate purposes. The revolving Credit Agreement contains an option to increase the total committed funds available to the Company under the Credit Agreement to a maximum amount of $300 million, either through any of the existing lenders increasing their commitment or by means of the addition of new lenders. See “Outstanding Debt and Other Financing Arrangements” discussed in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended September 27, 2008 and the Company’s Current Report on Form 8-K filed December 23, 2008 for additional information.

The Company had outstanding borrowings of $139.0 million under the facility as of June 27, 2009 (see related discussion regarding our interest expense in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the thirty-nine week period ended June 27, 2009), with access to a sufficient amount of capital available under this facility (based on the amounts indicated above) to fund the Company’s continuing operations and capital spending requirements for the foreseeable future.

Off-Balance Sheet Arrangements

As of the date of this report, the Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

There have been no material changes in the Company’s contractual obligations and commercial commitments outside the ordinary course of the Company’s business during the thirty-nine week period ending June 27, 2009. See “Contractual Obligations and Commercial Commitments” discussed in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended September 27, 2008 for additional information.

OUTSTANDING DEBT AND OTHER FINANCING ARRANGEMENTS

At June 27, 2009 and September 27, 2008, respectively, the Company had a total of $90.5 million and $90.7 million outstanding in senior secured notes to certain insurance companies and pension funds (referred to collectively as “John Hancock Life Insurance Company”, or “Hancock”) under a note purchase agreement dated September 29, 1999 (as amended, the “Senior Note Agreement”) as amended and restated effective January 6, 2006.

The Company’s borrowings under its revolving credit facility decreased to $139.0 million at June 27, 2009 from $162.4 million at September 27, 2008.

On December 17, 2008, the Company entered into a First Amendment to Amended and Restated Credit Agreement (the “Amendment”), among the Company, other credit parties as identified therein, Bank of Montreal, Chicago Branch, as Administrative Agent, Union Bank of California, N.A., and Bank of the West. The Amendment exercises a provision in the Company’s Credit Agreement to increase the total committed funds available to the Company from $225 million to $250 million. Borrowings under the Credit Agreement may be made as revolving loans, swing line loans or letters of credit. See the Company’s Current Report on Form 8-K filed on December 23, 2008 for additional information.

Other than the foregoing discussion, there have been no material changes in the Company’s outstanding debt and other financing arrangements outside the ordinary course of the Company’s business during the thirty-nine week period ending June 27, 2009. See “Outstanding Debt and Other financing Arrangements” discussed in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended September 27, 2008 for additional information.

MEMBER INVESTMENTS AND PATRONAGE DIVIDENDS

Members are required to meet specific capitalization requirements, which include capital stock ownership and may include required cash deposits (“Required Deposits”). In addition, each Member must meet minimum purchase requirements that may be modified at the discretion of the Company’s Board. Member and Non-Member customers may be required to provide a non-subordinated credit deposit in order to purchase products on credit terms established by the Company.

The Company exchanges its Class A Shares and Class B Shares with its Members at a price that is based on a formula and is approved by the Board (“Exchange Value Per Share”). See Part I, Item 1 “Business – Capital Shares” of the Company’s Annual Report on Form 10-K for the year ended September 27, 2008 for additional information.

Unified currently requires each Member to own 350 Class A Shares. In addition, Unified currently requires each Member to hold Class B Shares having an issuance value equal to approximately twice the Member’s average weekly purchases from the Cooperative Division, except for meat and produce which are approximately one times the Member’s average weekly purchases from the Cooperative Division (the “Class B Share requirement”). For purposes of determining the Class B Share requirement, each Class B Share held by a Member has an issuance value equal to the Exchange Value Per Share of the Company’s outstanding shares at the close of the fiscal year end prior to the issuance of such Class B Shares.

Members may also maintain deposits with Unified in excess of Required Deposit amounts (“Excess Deposits”). The Company does not pay interest on the Required Deposit amounts. However, the Company currently pays interest at the prime rate for any cash deposits in excess of the Member’s Required Deposit amount. All such deposits of a Member are maintained in the Member’s deposit account. See “Member Investments and Patronage Dividends” discussed in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended September 27, 2008 for additional information. Additionally, see “DESCRIPTION OF DEPOSIT ACCOUNTS – General”, “DESCRIPTION OF DEPOSIT ACCOUNTS – Patronage Dividends and Tax Matters” and “DESCRIPTION OF DEPOSIT ACCOUNTS – Subordination” in the Company’s Registration Statement on Form S-1 filed on December 31, 2008, with respect to the Company’s offering of Partially Subordinated Patrons’ Deposit Accounts for further information.

Members’ Required Deposits are contractually subordinated and subject to the prior payment in full of senior indebtedness of the Company. See “DESCRIPTION OF DEPOSIT ACCOUNTS – Subordination” in the Company’s Registration Statement on Form S-1 filed on December 31, 2008, with respect to the Company’s offering of Partially Subordinated Patrons’ Deposit Accounts for additional information. Unified’s obligation to repay Members’ Required Deposit accounts on termination of Member status (once the Member’s obligations to Unified have been satisfied) is reported as a long-term liability on Unified’s consolidated condensed balance sheets. Excess Deposits are not subordinated to Unified’s other obligations and are reported as short-term liabilities on Unified’s consolidated condensed balance sheets. At June 27, 2009 and September 27, 2008, Unified had $9.3 million and $12.2 million, respectively, in “Member and Non-Members’ deposits” and $15.5 million and $16.1 million, respectively, in “Members’ deposits and estimated patronage dividends” (of which $11.7 million and $12.7 million, respectively, represented Excess Deposits as previously defined).

REDEMPTION OF CAPITAL STOCK

On October 2, 2008, the Board authorized the repurchase on October 7, 2008 of 3,500 shares of the Company’s Class A Shares that had been tendered and were pending redemption. The Company paid approximately $0.9 million to redeem the shares. On December 10, 2008, the Board authorized the repurchase on or before December 27, 2008 of 2,450 shares of the Company’s Class A Shares with an approximate redemption value of $0.7 million and 23,104 Class B Shares with an approximate redemption value of $5.2 million. On December 19, 2008 and December 22, 2008, respectively, the Company redeemed 2,450 of the Company’s Class A Shares and 23,104 of the Company’s Class B Shares with approximate redemption values of $0.7 million and $5.2 million, respectively.

On December 10, 2008, the Board authorized the repurchase on February 5, 2009 of 1,145 shares of the Company’s Class E Shares. The Company paid approximately $0.1 million to redeem the shares. On February 10, 2009, the Board authorized the repurchase on February 13, 2009 of 1,050 shares of the Company’s Class A Shares that had been tendered and were pending redemption. The Company paid approximately $0.3 million to redeem the shares.

On April 15, 2009, the Board authorized the repurchase on April 16, 2009 of 2,100 shares of the Company’s Class A Shares that had been tendered and were pending redemption. The Company paid approximately $0.6 million to redeem the shares. On June 2, 2009, the Board authorized the repurchase on June 25, 2009 of 2,100 shares of the Company’s Class A Shares that had been tendered and were pending redemption. The Company paid approximately $0.6 million to redeem the shares.

See “Redemption of Capital Stock” discussed in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended September 27, 2008 for additional information.

PENSION AND POSTRETIREMENT BENEFIT PLANS

The Company sponsors a cash balance plan (“Unified Cash Balance Plan”). In association with the Acquisition of the operation of Associated Grocers, Incorporated and its subsidiaries of Seattle, Washington (the “Acquisition”) at the beginning of fiscal year 2008, the Company assumed the Cash Balance Retirement Plan for Employees of Associated Grocers, Incorporated (“AG Cash Balance Plan”). The Company’s funding policy is to make contributions to the Unified Cash Balance Plan (and previously to the AG Cash Balance Plan prior to December 31, 2008) in amounts that are at least sufficient to meet the minimum funding requirements of applicable laws and regulations, but no more than amounts deductible for federal income tax purposes. Effective as of December 31, 2008 (the “Plan Merger Date”), the AG Cash Balance Plan was merged with and into the Unified Cash Balance Plan. Accordingly, subsequent to the Plan Merger Date, the terms and conditions governing the participants in the AG Cash Balance Plan are set forth as described in the Company’s Amended and Restated Unified Grocers, Inc. Cash Balance Plan, effective January 1, 2009 (see Exhibit 10.38.6 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2008, filed on February 10, 2009 for additional information). Effective January 1, 2009, all qualifying employees of the Company not subject to a collective bargaining agreement will accrue benefits pursuant to the Unified Cash Balance Plan. The Company also sponsors an Executive Salary Protection Plan (“ESPP”) that provides supplemental post-termination retirement income based on each participant’s final salary and years of service as an officer of the Company. Funds are held in a rabbi trust for the ESPP consisting primarily of life insurance policies tied to underlying investments in the equity market and reported at cash surrender value and mutual fund investments consisting of various publicly-traded mutual funds reported at estimated fair value based on quoted market prices.

The Company’s net periodic benefit cost for its combined pension and other postretirement benefits was approximately $7.9 million for the thirty-nine week period ended June 27, 2009 compared to $6.2 million for the thirty-nine week period ended June 28, 2008. For comparative purposes, the estimated cost for the thirty-nine week period ended June 27, 2009, does not include $0.3 million in accrued expense related to service and interest costs associated with the Company’s liability for the future cost of split-dollar life insurance benefits as discussed below.

The Company expects to make estimated contributions to the now-combined Unified and AG Cash Balance Plans totaling $7.8 million during fiscal 2009, which is comprised of $3.8 million for the 2009 plan year and $4.0 million for the 2008 plan year. Of this amount, estimated contributions totaling $4.6 million are attributed to the Unified Cash Balance Plan (comprised of $3.1 million for the 2009 plan year and $1.5 million for the 2008 plan year), and $3.2 million are attributed to the former AG Cash Balance Plan (comprised of $0.7 million for the 2009 plan year and $2.5 million for the 2008 plan year). At its discretion, the Company may contribute in excess of these amounts. Additional contributions, if any, will be based, in part, on future actuarial funding calculations and the performance of plan investments. The Company contributed $2.7 million to the combined cash balance plans ($1.5 million and $0.7 million to the Unified Cash Balance Plan and $0.4 million and $0.1 million to the AG Cash Balance Plan) during the thirty-nine weeks ended June 27, 2009 for the 2009 and 2008 plan years, respectively.

Additionally, at the beginning of fiscal 2009, the Company expected to contribute $0.7 million to the ESPP to fund projected benefit payments to participants for the 2009 plan year. The Company contributed $0.5 million to the ESPP during the thirty-nine weeks ended June 27, 2009 to fund benefit payments to participants for the 2009 plan year.

As discussed in “Part 1 – Financial Information, Note 6 to “Notes to Consolidated Condensed Financial Statements,” the Company adopted Emerging Issues Task Force Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefits Associated with Endorsement Split-Dollar Life Insurance Arrangements” (“EITF No. 06-4”) in its first fiscal quarter of fiscal year-end 2009. Pursuant to the adoption guidance of EITF No. 06-4, the Company recorded a liability for the future cost of life insurance provided on behalf of current and qualifying former officers of the Company and recognized, as a change in accounting principle, a cumulative effect adjustment charge of $3.3 million to beginning retained earnings in its consolidated condensed statement of financial position as of the beginning of the current fiscal year. As a result of changes to the initial actuarial estimates, during the second quarter of fiscal 2009, the Company reduced the initial liability $0.8 million and recognized a corresponding credit in its consolidated statement of earnings for the thirty-nine weeks ended June 27, 2009. Additionally, the Company recorded service and interest cost accretion to the liability of $0.3 million for the thirty-nine weeks ended June 27, 2009.

RISK FACTORS

The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial also may impair the Company’s business operations. If any of the following risks occur, the Company’s business, prospects, financial condition, operating results and cash flows could be adversely affected in amounts that could be material.

Unified’s management deals with many risks and uncertainties in the normal course of business. Readers should be aware that the occurrence of the risks, uncertainties and events described in the risk factors below and elsewhere in this Form 10-Q could have an adverse effect on the Company’s business, results of operations and financial position.

The markets in which we operate are highly competitive, characterized by high volume and low profit margins, customer incentives (including pricing, variety, and delivery), and industry consolidation.    The shifting of market share among competitors is typical of the wholesale food business as competitors attempt to increase sales in various markets. A significant portion of the Company’s sales are made at prices based on the cost of products it sells plus a markup. As a result, the Company’s profit levels may be negatively impacted if it is forced to respond to competitive pressure by reducing prices.

Increased competition has caused the industry to undergo changes as participants seek to lower costs, further increasing pressure on the industry’s already low profit margins. In addition to price competition, food wholesalers also compete with regard to quality, variety and availability of products offered, strength of corporate label brands offered, schedules and reliability of deliveries and the range and quality of services provided.

Continued consolidation in the industry, heightened competition among the Company’s suppliers, new entrants and trends toward vertical integration could create additional competitive pressures that reduce margins and adversely affect the Company’s business, financial condition and results of operations.

The Company may experience reduced sales if Members lose market share to fully integrated chain stores, warehouse stores and supercenters that have gained increased market share. This trend is expected to continue.    These supercenters have benefited from concentrated buying power and low-cost distribution technology, and have increasingly gained market share at the expense of traditional supermarket operators, including some independent operators, many of whom are the Company’s customers. The market share of such alternative format stores is expected to grow in the future, potentially resulting in a loss of sales volume for the Company. A loss of sales volume could potentially cause patronage dividends to be reduced and/or the Exchange Value Per Share of the Company’s shares to decrease, thereby reducing the value of the Members’ Class A and Class B Shares.

We will continue to be subject to the risk of loss of Member and Non-Member customer volume.    The Company’s operating results are highly dependent upon either maintaining or growing its distribution volume to its customers. The Company’s largest customer, Smart & Final, Inc., a Non-Member customer, and the ten largest Member and Non-Member customers constituted approximately 11% and 43%, respectively, of total sales for the thirty-nine week period ended June 27, 2009. A significant loss in membership or volume could adversely affect the Company’s operating results. We will continue to be subject to the risks associated with consolidation within the grocery industry. When independent retailers are acquired by large chains with self-distribution capacity, are driven from business by larger grocery chains, or become large enough to develop their own self-distribution system, we will lose distribution volume. Members may also select other wholesale providers. Reduced volume is normally injurious to profitable operations since fixed costs must be spread over a lower sales volume if the volume cannot be replaced.

The Company may experience reduced sales if Members purchase directly from manufacturers.    Increased industry competitive pressure is causing some of the Company’s Members that can qualify to purchase directly from manufacturers to increase their level of direct purchases from manufacturers and expand their self-distribution activities. The Company’s operating results could be adversely affected if a significant reduction in distribution volume occurred in the future.

We are vulnerable to changes in general economic conditions.    The Company is affected by certain economic factors that are beyond its control, including changes in the overall economic environment. In recent periods, the Company has experienced significant volatility in the cost of certain commodities, the cost of ingredients for our manufactured breads and processed fluid milk, and the cost of packaged goods purchased from other manufacturers. An inflationary or deflationary economic period could impact the Company’s operating expenses in a variety of areas, including, but not limited to, employee wages, benefits and workers’ compensation insurance, as well as energy and fuel costs. A portion of the risk related to wages and benefits is mitigated by bargaining agreements that contractually determine the amount of inflationary increases. General economic conditions also impact our pension plan liabilities, as the assets funding or supporting these liabilities are invested in securities that are subject to interest rate and stock market fluctuations. A portion of the Company’s debt is at floating interest rates, and an inflationary economic cycle typically results in higher interest costs. The Company operates in a highly competitive marketplace, and passing on such cost increases to customers could be difficult. It is also difficult to predict the effect that possible future purchased or manufactured product cost decreases might have on our profitability. The effect of deflation in purchased or manufactured product costs would depend on the extent to which we had to lower selling prices of our products to respond to sales price competition in the market. Consequently, it is difficult for us to accurately predict the impact that inflation or deflation might have on our operations. To the extent the Company is unable to mitigate increasing costs, or retain the benefits from decreases in costs, patronage dividends may be reduced and/or the Exchange Value Per Share of the Company’s shares may decrease, thereby reducing the value of the Members’ Class A and Class B Shares.

Changes in the economic environment could adversely affect Unified’s customers’ ability to meet certain obligations to the Company or leave the Company exposed for obligations the Company has guaranteed. Loans to Members, trade receivables and lease guarantees could be at risk in a sustained economic downturn. The Company establishes reserves for notes receivable, trade receivables, and lease commitments for which the Company may be at risk for default. Under certain circumstances, the Company would be required to foreclose on assets provided as collateral or assume payments for leased locations for which the Company has guaranteed payment. Although the Company believes its reserves to be adequate, the Company’s operating results could be adversely affected in the event that actual losses exceed available reserves.

The Company may on occasion hold investments in the common and/or preferred stock of Members and suppliers. These investments are generally held at cost or the equity method and are periodically evaluated for impairment. As a result, changes in the economic environment that adversely affect the business of these Members and suppliers could result in the write-down of these investments. This risk is unique to a cooperative form of business in that investments are made to support Members’ businesses, and those economic conditions that adversely affect the Members can also reduce the value of the Company’s investment, and hence the Exchange Value Per Share of the underlying capital shares. The Company does not currently hold any equity investments in its Members.

Litigation could lead to unexpected losses.    During the normal course of carrying out its business, the Company may become involved in litigation. In the event that management determines that the probability of an adverse judgment in a pending litigation is likely and that the exposure can be reasonably estimated, appropriate reserves are recorded at that time pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies.” The final outcome of any litigation could adversely affect operating results if the actual settlement amount exceeds established reserves and insurance coverage.

We are subject to environmental laws and regulations.    The Company owns and operates various facilities for the manufacture, warehousing and distribution of products to its customers. Accordingly, the Company is subject to increasingly stringent federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous materials. In particular, under applicable environmental laws, the Company may be responsible for remediation of environmental conditions and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to its facilities and the land on which the Company facilities are situated, regardless of whether the Company leases or owns the facilities or land in question and regardless of whether such environmental conditions were created by it or by a prior owner or tenant.

We are exposed to potential product liability claims and potential negative publicity surrounding any assertion that the Company’s products caused illness or injury.    The packaging, marketing and distribution of food products manufactured by the Company or purchased from others involve an inherent risk of product liability, product recall and adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by the Company. These contaminants may result in illness, injury or death if such contaminants are not eliminated. Accordingly, the Company maintains stringent quality standards on the products it purchases from suppliers, as well as products manufactured by the Company itself. The Company generally seeks contractual indemnification and insurance coverage from parties supplying its products and rigorously tests its corporate brands and manufactured products to ensure the Company’s quality standards are met. Product liability claims in excess of insurance coverage, as well as the negative publicity surrounding any assertion that the Company’s products caused illness or injury could have a material adverse effect on its reputation and on the Company’s business, financial condition and results of operations.

Our insurance reserves may be inadequate if unexpected losses occur.    The Company’s insurance subsidiaries are regulated by the State of California and are subject to the rules and regulations promulgated by the appropriate regulatory agencies. In addition, the Company is self-insured for workers’ compensation up to $1,000,000 per incident and maintains appropriate reserves to cover anticipated payments. For policies with inception dates after September 1, 2008, the coverage amount assumed per incident has increased to $2,000,000. Insurance reserves are recorded based on estimates made by management and validated by third party actuaries to ensure such estimates are within acceptable ranges. Actuarial estimates are based on detailed analyses of health care cost trends, mortality rates, claims history, demographics, industry trends and federal and state law. As a result, the amount of reserve and related expense is significantly affected by the outcome of these studies. Significant and adverse changes in the experience of claims settlement and other underlying assumptions could negatively impact operating results.

We may not have adequate resources to fund our operations.    The Company relies primarily upon cash flow from its operations and Member investments to fund its operating activities. In the event that these sources of cash are not sufficient to meet the Company’s requirements, additional sources of cash are expected to be obtained from the Company’s credit facilities to fund its daily operating activities. Our revolving credit agreement, which expires on January 31, 2012, requires compliance with certain financial covenants, including minimum tangible net worth, fixed charge coverage ratio and total funded debt to earnings before interest, taxes, depreciation, amortization and patronage dividends (“EBITDAP”). While the Company is currently in compliance with all required covenants and expects to remain in compliance, this does not guarantee the Company will remain in compliance in future periods.

As of June 27, 2009, the Company believes it has sufficient cash flow from operations and availability under the revolving credit agreement to meet operating needs, capital spending requirements and required debt repayments through January 31, 2012. However, if access to operating cash or to the revolving credit agreement becomes restricted, the Company may be compelled to seek alternate sources of cash. The Company cannot assure that alternate sources will provide cash on terms favorable to the Company. Consequently, the inability to access alternate sources of cash on terms similar to its existing agreement could adversely affect the Company’s operations.

The value of our benefit plan assets and liabilities is based on estimates and assumptions, which may prove inaccurate.    The Company’s non-union employees participate in Company sponsored defined-benefit pension and postretirement benefit plans. Certain eligible union and non-union employees participate in separate plans providing payouts for unused sick leave. Officers of the Company also participate in a Company sponsored Executive Salary Protection Plan (“ESPP”), which provides additional post-termination retirement income based on each participant’s final salary and years of service as an officer of the Company. The postretirement benefit plans provide medical benefits for retired non-union employees, life insurance benefits for retired non-union employees for which active non-union employees are no longer eligible, and lump-sum payouts for unused sick days covering certain eligible union and non-union employees. Liabilities for the ESPP and postretirement plans are not funded. The Company accounts for these benefit plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and SFAS No. 112 “Employers’ Accounting for Postemployment Benefits,” which require the Company to make actuarial assumptions that are used to calculate the carrying value of the related assets, where applicable, and liabilities and the amount of expenses to be recorded in the Company’s consolidated financial statements. Assumptions include the expected return on plan assets, discount rates, health care cost trend rate, projected life expectancies of plan participants and anticipated salary increases. While we believe the underlying assumptions are appropriate, the carrying value of the related assets and liabilities and the amount of expenses recorded in the consolidated financial statements could differ if other assumptions are used.

The credit and liquidity crisis in the United States and throughout the global financial system triggered substantial volatility in the world financial markets and banking system. As a result, the investment portfolios of the Company’s defined benefit pension plans have incurred a significant decline in fair value during the thirty-nine weeks ended June 27, 2009, relative to their values as of September 27, 2008. However, because the values of the plans’ individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

Additionally, new accounting pronouncements that require adjustments to shareholders’ equity, such as SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” have the potential to impact companies whose equity securities are issued and redeemed at book value (“book value companies”) disproportionately more than companies whose share values are market-based (“publicly traded”). While valuations of publicly traded companies are primarily driven by their income statement and cash flows, the traded value of the shares of book value companies, however, may be immediately impacted by adjustments affecting shareholders’ equity upon implementation. Therefore, such pronouncements may require companies to redefine the method used to value their shares. As such, the Company modified its Exchange Value Per Share calculation as of September 30, 2006 to exclude accumulated other comprehensive earnings (loss) from Book Value (see Part I, Item 1, “Business – Capital Shares” of the Company’s Annual Report on Form 10-K for the year ended September 27, 2008), thereby excluding the potentially volatile impact that the adoption of SFAS No. 158 would have on shareholders’ equity and Exchange Value Per Share.

A system failure or breach of system or network security could delay or interrupt services to our customers or subject us to significant liability.    The Company has implemented security measures such as firewalls, virus protection, intrusion detection and access controls to address the risk of computer viruses and unauthorized access. A business continuity plan has been developed focusing on the offsite restoration of computer hardware and software applications. The Company has developed business resumption plans which include procedures to ensure the continuation of business operations in response to the risk of damage from energy blackouts, natural disasters, terrorism, war and telecommunication failures. In addition, change management procedures and quality assurance controls have been implemented to ensure that new or upgraded business management systems operate as intended. However, there is still a possibility that a system failure, accident or security breach could result in a material disruption to the Company’s business. In addition, substantial costs may be incurred to remedy the damages caused by these disruptions.

Our success depends on our retention of our executive officers, senior management and our ability to hire and retain additional key personnel.    The Company’s success depends on the skills, experience and performance of its executive officers, senior management and other key personnel. The loss of service of one or more of its executive officers, senior management or other key employees could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows. The Company’s future success also depends on its continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for these personnel is intense, and there can be no assurance that the Company can retain our key employees or that it can attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future.

The successful operation of our business depends upon the supply of products, including raw materials, and marketing relationships from other companies, including those supplying our corporate brand products.    The Company depends upon third parties for supply of products, including corporate brand products, and raw materials. Any disruption in the services provided by any of these suppliers, or any failure by them to handle current or higher volumes of activity, could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

The Company participates in various marketing and promotional programs to increase sales volume and reduce merchandise costs. Failure to continue these relationships on terms that are acceptable to Unified, or to obtain adequate marketing relationships, could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

Increased energy, diesel fuel and gasoline costs could reduce our profitability.    The Company’s operations require and are dependent upon the continued availability of substantial amounts of electricity, diesel fuel and gasoline to manufacture, store and transport products. The Company’s trucking operations are extensive and diesel fuel storage capacity represents approximately two weeks average usage. The prices of electricity, diesel fuel and gasoline fluctuate significantly over time. Given the competitive nature of the grocery industry, we may not be able to pass on increased costs of production, storage and transportation to our customers. As a result, either a shortage or significant increase in the cost of electricity, diesel fuel or gasoline could disrupt distribution activities and negatively impact our business and results of operations.

Strike or work stoppage by our union employees could disrupt our business. The inability to negotiate acceptable contracts with the unions could result in a strike or work stoppage and increased operating costs resulting from higher wages or benefits paid to union members or replacement workers.    Such outcome could have a material negative impact on the Company’s operations and financial results. Approximately 58% of Unified’s employees are covered by collective bargaining agreements that have various expiration dates ranging through 2012.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and we could be subject to regulatory scrutiny.    Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), Unified performed an evaluation of the Company’s internal controls over financial reporting, and beginning in fiscal year 2010, Unified’s independent registered public accounting firm will have to test and evaluate the design and operating effectiveness of such controls and publicly attest to such evaluation. Although the Company believes its internal controls are operating effectively, the Company cannot guarantee that it will not have any material weaknesses in the future. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause the Company to fail to meet its reporting obligations.

Our management’s certification regarding the effectiveness of our internal control over financial reporting as of September 27, 2008 excluded the operations acquired in the Acquisition (the “Seattle Operations”). If we are not able to integrate the Seattle Operations into our internal control over financial reporting, our internal control over financial reporting will not be effective.    Section 404 requires us to furnish in our Annual Report on Form 10-K our management’s certification and, beginning in our Annual Report on Form 10-K for fiscal year 2010, our independent registered public accounting firm’s attestation regarding the effectiveness of our internal control over financial reporting. As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal control that materially affect, or are reasonably likely to materially affect, internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.

Compliance with Section 404 is time consuming and costly. Prior to the Acquisition, the Seattle Operations were part of AG, which was not required to comply with Section 404. The integration of the Seattle Operations into our internal control over financial reporting will require additional time and resources from our management and other personnel and may increase compliance costs. Therefore, our management’s certification regarding the effectiveness of our internal control over financial reporting as of September 27, 2008 excluded the Seattle Operations.

Failure to comply with Section 404, including a delay in or failure to successfully integrate the Seattle Operations into our internal control over financial reporting, or the report by us of a material weakness may cause vendors, creditors and others to lose confidence in our consolidated financial statements, and our access to the capital markets and other products and services may be restricted.

A loss of our cooperative tax status could increase tax liability.    Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives. As a cooperative, we are allowed to offset patronage income with patronage dividends that are paid in cash or qualified written notices of allocation. However, we are taxed as a typical corporation on the remainder of our earnings from our Member business and on earnings from Non-Member business. If the Company were not entitled to be taxed as a cooperative under Subchapter T, its revenues would be taxed when earned by the Company and the Members would be taxed when dividends were distributed. The Internal Revenue Service can challenge the tax status of cooperatives. The Internal Revenue Service has not challenged the

Company’s tax status, and the Company would vigorously defend any such challenge. However, if we were not entitled to be taxed as a cooperative, taxation at both the Company and the Member level could have a material, adverse impact on the Company.

A failure to successfully integrate the Seattle Operations could reduce our profitability.    A failure to successfully integrate the Acquisition into our existing operations may cause the Company’s results to not meet anticipated levels. The Company structured the Acquisition to minimize financial risk by purchasing only certain assets and assuming only certain liabilities. However, if the value of those assets were to decrease, the Company may experience reduced profitability. Additionally, the Company has commenced integrating the Seattle Operations into our information technology systems and management processes. If we are unsuccessful in integrating the Acquisition, the Company may not achieve projected operating results, management may have to divert valuable resources to oversee and manage the integration, and the Company may have to make additional investments in the acquired operations.

Each method used to meet the Class B Share requirement has its own tax consequences.    Class B Shares required to be held by a new Member may be purchased directly at the time of admission as a Member or may be acquired over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year. In addition, certain Members, including former shareholders of United Grocers, Inc. or Associated Grocers, Incorporated, may elect to satisfy their Class B Share requirement only with respect to stores owned at the time of admission as a Member solely from their patronage dividend distributions. Each of these purchase alternatives may have tax consequences which are different from those applicable to other purchase alternatives. Members and prospective Members are urged to consult their tax advisers with respect to the application of U.S. federal income, state or local tax rules to the purchase method selected.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated condensed financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates, assumptions and judgments that affect the amount of assets and liabilities reported in the consolidated condensed financial statements, the disclosure of contingent assets and liabilities as of the date of the consolidated condensed financial statements and reported amounts of revenues and expenses during the year. The Company believes its estimates and assumptions are reasonable; however, future results could differ from those estimates under different assumptions or conditions.

The Company’s discussion and analysis of its financial condition and results of operations are based upon its consolidated condensed financial statements. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts, lease loss reserves, inventories, investments, goodwill and intangible assets, long-lived assets, income taxes, insurance reserves, pension and postretirement benefits and contingencies and litigation. We base our estimates on historical experience and on various other assumptions and factors that we believe to be reasonable under the circumstances. Based on our ongoing review, we make adjustments we consider appropriate under the facts and circumstances. We have discussed the development, selection and disclosure of these estimates with the Audit Committee. The accompanying consolidated condensed financial statements are prepared using the same critical accounting policies and estimates discussed in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the fiscal year ended September 27, 2008.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Refer to Note 9 to Notes to Consolidated Condensed Financial Statements in Part I, Item 1 of this Quarterly Report on Form 10-Q for management’s discussion of recently issued accounting pronouncements and their expected impact, if any, on the Company’s consolidated condensed financial statements.

AVAILABILITY OF SEC FILINGS

Unified makes available, free of charge, through its website (http://www.unifiedgrocers.com) its Forms 10-K, 10-Q and 8-K, as well as its registration statements, proxy statements and all amendments to those reports, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission (the “SEC”). A copy of any of the reports filed with the SEC can be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. A copy may also be obtained by calling the SEC at 1-800-SEC-0330. All reports filed electronically with the SEC are available on the SEC’s web site at http://www.sec.gov.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the market risks the Company faces contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. See “Quantitative and Qualitative Disclosures About Market Risk” discussed in Part II, Item 7A of the Company’s Annual Report on Form 10-K for the year ended September 27, 2008 for additional information.

Unified is subject to interest rate changes on its notes payable under the Company’s credit agreements that may affect the fair value of the notes payable, as well as cash flow and earnings. Based on the notes payable outstanding at June 27, 2009 and the current market condition, a one percent change in the applicable interest rates would impact the Company’s annual cash flow and pretax earnings by approximately $1.4 million.

The Company is exposed to credit risk on accounts receivable through the ordinary course of business and the Company performs ongoing credit evaluations. Concentration of credit risk with respect to accounts receivable is limited due to the nature of our customer base (i.e., primarily Members). The Company currently believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

The majority of the Company’s investments are held primarily by two of its insurance subsidiaries, and includes U.S. government agency mortgage-backed securities, high quality investment grade corporate bonds, and U.S. government treasury securities. These investments are not actively traded and are valued based upon inputs including quoted prices for identical or similar assets. Collectively, these investments have experienced a slight decrease in market value since the beginning of the Company’s current fiscal year.

Life insurance and mutual fund assets with values tied to the equity markets have been negatively impacted by the overall market decline that took place during fiscal year 2008 as well as the thirty-nine weeks ended June 27, 2009. Although net earnings and net comprehensive earnings experienced a decrease corresponding to the decline in life insurance and mutual fund assets, respectively, the decline in such assets is deemed by management to be temporary in nature.

ITEM 4T.	CONTROLS AND PROCEDURES

Disclosure controls and procedures.    Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this Quarterly Report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity’s disclosure objectives. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors, mistakes or intentional circumvention of the established processes.

At the end of the period covered by this report, Unified’s management, with the participation of our CEO and CFO, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Our CEO and CFO concluded that these disclosure controls and procedures were effective at the reasonable assurance level described above as of the end of the period covered in this report.

Changes in internal controls over financial reporting.    Management, with the participation of the CEO and CFO of the Company, has evaluated any changes in the Company’s internal control over financial reporting that occurred during the most recent fiscal quarter. Based on that evaluation, management, the CEO and the CFO of the Company have concluded that no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the quarter ended June 27, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

The Company is a party to various litigation, claims and disputes, some of which are for substantial amounts, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company believes the outcome of these matters will not result in a material adverse effect on its financial condition or results of operations.

ITEM 1A.	RISK FACTORS

There are no material changes from risk factors as previously disclosed in our Annual Report on Form 10-K for the fiscal year ended September 27, 2008, filed on December 12, 2008. Refer to “Risk Factors” in Part I, Item 2 of this Quarterly Report on Form 10-Q for discussion of the Company’s risk factors.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

COMPANY PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid Per Share
March 29, 2009 – April 25, 2009	2,100 Class A Shares	$273.97
April 26, 2009 – May 23, 2009	— Shares	—
May 24, 2009 – June 27, 2009	2,100 Class A Shares	$273.97

Total	4,200 Shares	$273.97

Refer to “Redemption of Capital Stock” in Part I, Item 2 of this Quarterly Report on Form 10-Q for discussion of the Company’s share redemptions.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5.	OTHER INFORMATION

None.

ITEM 6.	EXHIBITS

(a)	Exhibits

3.1

Amended and Restated Articles of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended on March 29, 2008, filed on May 13, 2008).

3.2	Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 29, 2007, filed on December 14, 2007).

31.1*	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Chief Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Chief Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIFIED GROCERS, INC.

By	/s/ ALFRED A. PLAMANN
Alfred A. Plamann President and Chief Executive Officer (Principal Executive Officer)

By	/s/ RICHARD J. MARTIN
Richard J. Martin Executive Vice President, Finance & Administration and Chief Financial Officer (Principal Financial and Accounting Officer)

By	/s/ RANDALL G. SCOVILLE
Randall G. Scoville Vice President, Accounting and Chief Accounting Officer

Dated: August 11, 2009

EXHIBIT 31.1

CERTIFICATION

I, Alfred A. Plamann, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Registrant”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: August 11, 2009

/s/ ALFRED A. PLAMANN
Alfred A. Plamann
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Richard J. Martin, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Registrant”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The Registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Dated: August 11, 2009

/s/ RICHARD J. MARTIN
Richard J. Martin
Executive Vice President, Finance and Administration and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Company”) for the fiscal quarter ended June 27, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alfred A. Plamann, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Report.

Date: August 11, 2009

/s/ ALFRED A. PLAMANN
Alfred A. Plamann
President and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE

SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Unified Grocers, Inc. (the “Company”) for the fiscal quarter ended June 27, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard J. Martin, Executive Vice President, Finance and Administration and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Report.

Date: August 11, 2009

/s/ RICHARD J. MARTIN
Richard J. Martin
Executive Vice President, Finance and Administration and Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be furnished to the Securities and Exchange Commission or its staff upon request.